UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2024

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

GOLDENSTONE ACQUISITION LIMITED

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-41328	85-3373323
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

37-02 Prince Street, 2nd Floor, Flushing, NY	11354
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code: **(330) 352-7788**

N/A

(Former name or former address, if changed since last report)

Securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	**GDST**	**The Nasdaq Stock Market LLC**
Redeemable Warrants, each exercisable for one-half of one share of Common Stock at an exercise price of $11.50 per whole share	**GDSTW**	**The Nasdaq Stock Market LLC**
Rights, entitling the holder to receive one-tenth of one share of Common Stock upon consummation of a business combination	**GDSTR**	**The Nasdaq Stock Market LLC**
Units, each consisting of one share of Common Stock, one redeemable warrant and one right	**GDSTU**	**The Nasdaq Stock Market LLC**

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
Emerging growth company	☒		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. Yes ☐ No ☒

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). Yes ☐ No ☐ Not applicable ☒

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☒ No ☐

At September 29, 2023, which is the last business day of the Registrant's most recently completed second fiscal quarter, the aggregate market value of the Registrant's shares of common stock held by non-affiliates of the Registrant was approximately $53.6 million.

As of May 24, 2024, 6,837,711 shares of common stock, par value $0.0001 per share, were issued and outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

None.

GOLDENSTONE ACQUISITION LIMITED

Annual Report on Form 10-K for the Year Ended March 31, 2024

FORWARD LOOKING STATEMENTS

Some statements contained in this Annual Report on Form 10-K (the "Form 10-K") are forward-looking in nature. Our forward-looking statements include, but are not limited to, statements regarding our or our management team's expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words "anticipate," "believe," "continue," "could," "estimate," "expect," "intends," "may," "might," "plan," "possible," "potential," "predict," "project," "should," "would" and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this Form 10-K may include, for example, statements about:

- our ability to complete our initial business combination;

- our success in retaining or recruiting, or changes required in, our officers, key employees or directors following our initial business combination;

- our officers and directors allocating their time to other businesses and potentially having conflicts of interest with our business or in approving our initial business combination, as a result of which they would then receive expense reimbursements;

- our potential ability to obtain additional financing to complete our initial business combination;

- our pool of prospective target businesses;

- the ability of our officers and directors to generate a number of potential acquisition opportunities;

- our public securities' potential liquidity and trading;

- the lack of a market for our securities;

- the use of proceeds not held in the trust account or available to us from interest income on the trust account balance; or

- our financial performance following our offering.

The forward-looking statements contained in this Form 10-K are based on our current expectations and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments affecting us will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

ITEM 1.   BUSINESS

Overview

Goldenstone Acquisition Limited ("we," "us," "our," "Goldenstone" or the "Company") is a Delaware corporation incorporated as a blank check company for the purpose of entering into a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization or similar business combination with one or more businesses or entities, which we refer to herein as our "initial business combination." Our efforts to identify a prospective target business will not be limited to a particular industry or geographic region other than we have agreed that we will not undertake an initial business combination with any entity that is headquartered in, or conducts the majority of its business in, in China (including Hong Kong and Macau). The Company's sponsor is Goldenstone Holdings, LLC ("Sponsor") which is controlled by Eddie Ni, our Chief Executive Officer.

We believe that our management team's decades of experience in mergers and acquisitions for blank check companies, connections to the global business community including Asia and North America, and experience in business development will allow us to source attractive deals and find compelling investment opportunities from private and public sources to create value for stockholders, and give us a competitive advantage in pursuing a broad range of opportunities in many industries.

Initial Public Offering

On March 21, 2022, we consummated our initial public offering (the "IPO") of 5,750,000 units (the "Units"), including the issuance of 750,000 Units as a result of the underwriter's full exercise of its over-allotment option (referred to herein as the "Over-Allotment" and "over-allotment option"). Each Unit consists of one share of common stock of the Company, par value $0.0001 per share (the "Common Stock"), one redeemable warrant ("Warrant"), each Warrant entitling the holder thereof to purchase one-half of one share of Common Stock for $11.50 per whole share and one right ("Right"), with each Right entitling the holder to 1/10 of one share of Common Stock. The Units were sold at a price of $10.00 per Unit, generating gross proceeds to the Company of $57,500,000.

Simultaneously with the closing of the IPO, the Company consummated the private placement with the Sponsors and certain other investors of 351,250 units (the "Private Units"), at a price of $10.00 per Private Unit, generating total proceeds of $3,512,500 (the "Private Placement"). The Private Units are identical to the Units sold in the IPO except that the holders have agreed not to transfer, assign, or sell any of the Private Units or underlying securities (except in limited circumstances, as described in the registration statement for the IPO (the "Registration Statement") until the date that is 30 days after the date we complete our initial business combination. In addition, the warrants included in the Private Units are not redeemable if held by them or a permitted transferee. Our Sponsors and the anchor investors were granted certain demand and piggyback registration rights in connection with the purchase of the Private Warrants. The Private Units were issued pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended, as the transactions did not involve a public offering.

Upon the closing of the initial public offering on March 21, 2022, a total of $58,362,500 of the net proceeds from the IPO, the Over-Allotment and the Private Placement (including $2,012,500 of the underwriter's deferred commission) was deposited in a trust account (the "Trust Account") established for the benefit of our public stockholders. As of March 31, 2024, a total of $55,495,253 including the net proceeds from the IPO and the Private Placement as well as income accrued since the date of the IPO was being held in a trust account established for the benefit of the Company's public stockholders.

After the payment of IPO transaction costs that amounted to $4,331,021, consisting of $1,150,000 of underwriting discounts and commissions, $2,012,500 of deferred underwriting discounts and commissions (which amount will be payable upon consummation of our initial business combination, if consummated), $519,403 of other offering costs, the $441,025 fair value of the 57,500 shares issued to the representative (the "Representative Shares") and the $208,093 fair value of the Unit Purchase Option sold to Maxim (the "UPO") and considered as part of the transaction costs, $1,045,061 of the net proceeds of the Public Offering and Private Placement was not deposited into the Trust Account and was retained by us for working capital purposes. The Representative has agreed to waive its rights to the deferred underwriting commission held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period and, in such event, such amounts will be included with the funds held in the Trust Account that will be available to fund the redemption of the Public Shares.

The initial stockholders, officers, directors, or their affiliates have agreed to loan us funds as may be required in order to finance transaction costs in connection with searching for a target business or consummating an intended initial business combination (the "working capital loans"). As of March 31, 2024, the Company had $1,791,000 of borrowings under the working capital loans. Any future working capital loans would either be paid upon consummation of our initial business combination, without interest, or, at the lender's discretion, up to $600,000 of the notes may be converted upon consummation of the Company's business combination into private units at a price of $10.00 per unit. In the event that the initial business combination does not close, the Company may use a portion of the working capital held outside the trust account to repay such loaned amounts, but no proceeds from our trust account would be used for such repayment. Such loans, if and when issued, would be evidenced by promissory notes. As of March 31, 2024, we had $30,823 held outside of the Trust Account.

Upon the closing of the IPO, the Company had an initial 12 months from the closing of the IPO to complete a Business Combination, and the Company may, but is not obligated to, extend the period of time to consummate a Business Combination three times by an additional three months each time (for a total of up to 21 months to complete a Business Combination). In order to extend the time available for the Company to consummate a Business Combination, the initial stockholders or their affiliates or designees were required to deposit into the Trust Account $575,000 ($0.10 per share in either case), on or prior to the applicable deadline, for each three month extension (or up to an aggregate of $1,500,000 (or $1,725,000 if the underwriters' over-allotment option is exercised in full), or $0.30 per share if the Company extends for the full nine months).

On March 14, 2023, the Company announced that it had extended the period of time by which it may complete an initial business combination by an additional three months (the "Extension"). In accordance with its amended and restated certificate of incorporation, a deposit of $575,000 was made into the trust account established at the time of the Company's initial public offering for the benefit of the public stockholders. Pursuant to the Extension, the new deadline for completion of an initial business combination was extended to June 21, 2023.

On June 20, 2023, the Company announced that it had extended the period of time by which it may complete an initial business combination by an additional three months (the "Second Extension"). In accordance with its amended and restated certificate of incorporation, on June 14, 2023, a deposit of $575,000 was made into to the trust account established at the time of the Company's initial public offering for the benefit of the public stockholders. Pursuant to the Second Extension, the new deadline for completion of an initial business combination was September 21, 2023.

On September 21, 2023, the Company's stockholders approved the amendment to the Company's Amended and Restated Certificate of Incorporation to extend the date by which the Company has to consummate a business combination up to nine (9) times (the "Third Extension"), each such extension for an additional one (1) month period (each an "Extension"), from September 21, 2023 to June 21, 2024 (such date actually extended being referred to as the "Extended Termination Date"). The Company's stockholders also approved an amendment to the Investment Management Trust Agreement, dated March 16, 2022 by and between the Company and Continental Stock Transfer & Trust Company, to provide that the time for the Company to complete its initial business combination (the "Business Combination Period") under the Trust Agreement from September 21, 2023 to June 21, 2024 (the "Trust Amendment") provided that the Company deposits into the trust account established in connection with the Company's initial public offering (the "Trust Account") the sum of $100,000 for each one month extended. In addition, the Company's stockholders approved an amendment (the "NTA Amendment") to Article Sixth, Paragraph D of the Charter to modify the net tangible asset requirement (the "NTA Requirement") to state that the Company will not consummate any business combination unless it (i) has net tangible assets of at least $5,000,001 upon consummation of such business combination, or (ii) is otherwise exempt from the provisions of Rule 419 promulgated under the Securities Act of 1933, as amended (the "Securities Act"). As a result, on September 21, 2023, a deposit of $100,000 was made into to the trust account established at the time of the Company's initial public offering for the benefit of the public stockholders and on October 20, 2023, November 20, 2023, December 20, 2023, January 20, 2024, February 20, 2023, March 20, 2023, April 20, 2023 and May 20, 2023, another deposit of $100,000 was made into to the trust account established at the time of the Company's initial public offering for the benefit of the public stockholders. Pursuant to the these extensions, the new deadline for completion of an initial business combination is June 21, 2024.

We now have until June 21, 2024, with the option, upon approval of our Board of Directors, to extend up to June 21, 2024, or such later time as our stockholders may approve in accordance with our Amended and Restated Certificate of Incorporation (the "Charter"), to consummate our initial business combination (the "Combination Period"). If we are unable to consummate our initial business combination by such date and do not obtain an additional extension, we will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but no more than ten business days thereafter, redeem 100% of the outstanding Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned (net of taxes payable, and less up to $50,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish public stockholders' rights as stockholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining stockholders and the Company's board of directors, liquidate and dissolve, subject in each case to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to the Company's public warrants, public rights, private warrants or private rights. The warrants and rights will expire worthless if the Company fails to complete its initial Business Combination within the Combination Period. The underwriters have agreed to waive its rights to the deferred underwriting commission held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period and, in such event, such amounts will be included with the funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the assets remaining available for distribution will be less than $10.15.

The Company's sponsor is Goldenstone Holdings, LLC ("Sponsor") which is controlled by Eddie Ni, our Chief Executive Officer. All of our executive officers and four of five of our directors are US citizens although several of our directors have significant ties to China. These ties may make us a less attractive partner with a non China-based target company, which may therefore limit the pool of acquisition candidates available to us.

We may also be subject to risks due to uncertainty of the interpretation and the application of the People's Republic of China (the "PRC") laws and regulations. Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. In particular, on February 17, 2023, the Chinese Securities Regulatory Commission (the "CSRC") issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the "Trial Measures") and relevant supporting guidelines (collectively, the "New Administrative Rules Regarding Overseas Listings"), which came into effect on March 31, 2023. According to the New Administrative Rules Regarding Overseas Listings, among other things, a domestic company in the PRC that seeks to offer and list securities in overseas markets shall fulfill the filing procedure with the CSRC as per requirement of the Trial Measures. On February 24, 2023, the CSRC promulgated the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies (the "Confidentiality and Archives Administration Provisions"), which also became effective on March 31, 2023. The Confidentiality and Archives Administration Provisions set out rules, requirements and procedures relating to provision of documents, materials and accounting archives for securities companies, securities service providers, overseas regulators and other entities and individuals in connection with overseas offering and listing, including without limitation to, domestic companies that carry out overseas offering and listing (either in direct or indirect means) and the securities companies and securities service providers (either incorporated domestically or overseas) that undertake relevant businesses shall not leak any state secret and working secret of government agencies, or harm national security and public interest, and a domestic company shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level, if it plans to, either directly or through its overseas listed entity, publicly disclose or provide any documents and materials that contain state secrets or working secrets of government agencies. Since the New Administrative Rules Regarding Overseas Listings and the Confidentiality and Archives Administration Provisions are newly promulgated, and the interpretation and implementation thereof are subject to change, we cannot assure you that they will not apply to us in the future and if we are required to complete such filings, we will be able to complete the relevant filings in a timely manner or fulfil all the regulatory requirements thereunder. At this time, it is highly uncertain on how the New Administrative Rules Regarding Overseas Listings and the Confidentiality and Archives Administration Provisions or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, and the potential impact such modified or new laws and regulations will have on our capability to complete a business combination within a prescribed time period, accept foreign investments, and post-combination entity's ability to conduct its business or list on an United States ("U.S.") exchange or other foreign exchange. See "Part I — Item 1. — Permission Required from the PRC Authorities for a Business Combination and Relevant PRC Regulations" starting on page 5 of this Annual Report.

Although we are not a PRC operating entity, we cannot assure you that the Chinese government will reach the same conclusion, or will not promulgate new rules or regulations to govern us due to the ties our management and Sponsor have with China. The governing PRC laws and regulations can change quickly with little advance notice, which may result in a material change in our search for a target business and/or the value of our securities, or cause the value of our securities after we have completed our business combination to significantly decline or be worthless, or substantially limit or completely hinder the post-combined company's ability to offer or continue to offer securities to investors. See "Part I — Item 1A. Risk Factors — Uncertainties with respect to the PRC legal system could have a material adverse effect on us." on page 15 and "China's economic, political and social conditions, as well as changes in any government policies, laws and regulations may be quick with little advance notice and could have a material adverse effect on our business and the value of our securities." on page 16 of this Annual Report. The Chinese government may intervene or influence the operations of the PRC operating entities at any time and may exert more control over offerings conducted overseas, which could result in a material change in our operations and/or the value of our securities. In addition, any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Changes in China's economic, political or social conditions, as well as possible interventions and influences of any government policies and actions; as well as uncertainties with respect to the PRC legal system could have a material adverse effect on our operation and the value of our securities. For instance, as the date of this Annual Report, we are not required to obtain any permission from China authorities nor received any objection or restriction from Chinese authorities to continue listing our securities in U.S. exchanges, however, we cannot guarantee that PRC authorities may not initiate any change in its law, rules or regulations, or governmental policies that would require permission or scrutiny from relevant PRC authorities for our listing; or any law, regulation, rules and policies will become effective and enforceable while we are listing on The Nasdaq Capital Market or Nasdaq and seeking a target for the initial business combination that could substantially affect our operation and the value of our securities may depreciate quickly or even become worthless. See "Part I — Item 1. — Permission Required from the PRC Authorities for a Business Combination and Relevant PRC Regulations" on page 5. Though we will not undertake our initial business combination with any entity that conducts a majority of its business or is headquartered in China (including Hong Kong and Macau), we are subject to risks and uncertainties about future actions of the PRC government or law enforcement to refrain our activities or operation due to the significant ties to China of our sponsor, officers and directors, which could limit our search for a target business and that can cause the value of our securities to significantly decline or become worthless. See "Part I — Item 1A. Risk Factors — Even though we are not a China-based issuer, the sponsor and some our officers and directors have significant ties to China. The Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence its operations at any time, which could result in a material change in its operations and/or the value of our securities. We are also currently not required to obtain approval from Chinese authorities to list on U.S. exchanges, however, if the relevant PRC government agencies decide that we were required to obtain approval and we were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on a U.S. exchange, which would materially affect the interest of our investors." on page 12 of this Annual Report.

Execution and Termination of the Merger Agreement

On June 21, 2022, we entered into a Merger Agreement (the "Merger Agreement") by and among Roxe Holding Inc., a Delaware corporation (the "Roxe"), the Registrant, Goldenstone Merger Sub, Inc., a Delaware corporation ("Merger Sub") and wholly-owned subsidiary of the Registrant, and Amazon Capital Inc., solely in its capacity as representative, agent and attorney-in-fact of the Roxe Securityholders (the "Securityholder Representative")(collectively, the "Parties), pursuant to which Merger Sub would merge with and into the Company (the "Merger") with the Roxe as the surviving corporation of the Merger and becoming a wholly-owned subsidiary of the Company.

Subsequently, on September 30, 2022, we entered into a Joint Agreement to Terminate Merger Agreement (the "Termination Agreement") with Roxe, pursuant to which (i) the Parties mutually agreed to terminate the Merger Agreement. The termination was by mutual agreement of the Company and Roxe pursuant to Section 10.1(c) of the Merger Agreement, and no termination fee or other payment is due to either party from the other as a result of the termination.

By virtue of the termination of the Merger Agreement, the Additional Agreements (as defined in the Merger Agreement) were terminated in accordance with their terms.

Permission Required from the PRC Authorities for a Business Combination and Relevant PRC Regulations

We are a blank check company incorporated in Delaware with no operations or subsidiaries in China. We are not a PRC operating entity and currently do not own or control any equity interest in any PRC company or operate any business in China. The China Securities Regulatory Commission (the "CSRC") has not issued any definitive rule or interpretation concerning whether listing of our securities are subject to the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the "M&A Rules"), and we believe that we are not required to obtain any licenses or approvals, under applicable PRC laws and regulations, for our listing on Nasdaq and seeking a target for the initial business combination. Further, according to the Measures for Cybersecurity Review, which was promulgated on December 28, 2021 and became effective on February 15, 2022, online platform operators holding more than one million users/users' individual information shall be subject to cybersecurity review before listing abroad. As we are a blank check company and are not involved in the collection of personal data of at least 1 million users or implicate cybersecurity and we will not undertake our initial business combination with any entity that conducts a majority of its business or is headquartered in China (including Hong Kong and Macau), we do not believe that we are, or the post-combination entity will be, a "network platform operator(s)", or subject to the cybersecurity review of the Cyberspace Administration of China (the "CAC"). As of the date hereof, we have not received any inquiry, notice, warning, sanction or any regulatory objection to our listing from any relevant PRC authorities.

Further, we do not consider ourselves a PRC operating entity or a China-based issuer, in particular, as specified in the Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines promulgated by the CSRC on February 17, 2023, which became effective on March 31, 2023. According to the Trial Administration Measures, an issuer is a "domestic [Chinese] company" if the issuer meets <u>both</u> of the following conditions and thus, subject to the requirements for domestic [Chinese] companies seeking to offer or list securities overseas, both directly and indirectly, thereunder: (i) any of the total assets, net assets, revenues or profits of the domestic operating entities of the issuer in the most recent accounting year accounts for more than 50% of the corresponding figure in the issuer's audited consolidated financial statements for the same period; and (ii) its major operational activities are carried out in China or its main places of business are located in China, or the senior managers in charge of operation and management of the issuer are mostly Chinese citizens or are domiciled in China." We are a blank check company incorporated in Delaware with no operation of our own except searching for a non-China-based target for our initial business combination. Furthermore, we do not own or control any equity interest in any PRC company or operate any business in China, [and during the fiscal year ended March 31, 2024, we did not have 50% or more of our total assets, net assets, revenues or profits located or generated in China.]

As of the date of this Annual Report, no transfers, dividends, or distributions have been made by us. We have not adopted or maintained any other cash management policies and procedures and need to comply with applicable law or regulations with respect to transfer of funds, dividends and distributions, if any. Given that we are not a China-based issuer or expect to be a China-based issuer upon the consummation of our initial business combination, we are not subject to, or are not expected to become subject to, the foreign exchange control rules of the PRC.

However, applicable laws, regulations, or interpretations of the PRC may change, and the relevant PRC government agencies could reach a different conclusion. There is also possibility that we may not be able to obtain or maintain such approval or that we inadvertently concluded that such approval was not required when in fact it was. If prior approval was required while we inadvertently concluded that such approval was not required or if applicable laws and regulations or the interpretation of such were modified to require us to obtain the approval in the future, we may face regulatory actions or other sanctions from relevant Chinese regulatory authorities. These authorities may take actions that could have a material adverse effect upon our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our securities. In addition, any changes in the PRC law, regulations, or interpretations may severely affect our operations. Further, if we are required by the Trial Measures to file with the CSRC, we cannot assure you that we will be able to complete such filings in a timely manner, or at all. The CSRC or other Chinese regulatory agencies may also take actions requiring us, or making it advisable for us, be subject to other severe consequences, which would materially affect the interest of the investors. To that extent, we may not be able to conduct the process of searching for a potential target company. Any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to continue to offer the securities, causing significant disruption to our business operations, severely damage our reputation, materially and adversely affect our financial condition and results of operations and cause the securities to significantly decline in value or become worthless.

Business Strategy

Our business strategy is to identify and complete a business combination that creates long-term value for our stockholders. We will seek to capitalize on the comprehensive experience and contacts of our executive officers and directors in consummating an initial business combination. Our team is led by Eddie Ni, our President.

Mr. Eddie Ni, our President and Chief Executive Officer, brings us his more than 30 years of investment, business management and entrepreneurial experience. He has been the chairman and chief executive officer of Windfall Group since December 2009. Windfall Group, a Ohio corporation, has a large business portfolio involved in a variety of industries in U.S., including real estate, building supply, construction, and import/export of construction materials and home building structures such as granite and cabinet. Under the management of Windfall Group, Mr. Ni has raised, invested, and managed over hundred-million-dollar assets including commercial real estates across the Midwest United States, from Ohio and Illinois to Georgia and South Carolina, and New York City and New Jersey. Mr. Ni was the chairman and chief executive officer of Direct Import Home Décor from November 2003 to November 2009. Prior to Windfall Group and Direct Import Home Décor, from May 1990 to October 2003, Mr. Ni was the founder and chief executive officer of Ni's Dynasty, which focused on investments in management of the food and beverage industry.

With a management team with experience in merger and acquisitions for blank check companies, connections to the global business community including Asia and North America, and experience in business development, we believe we can source attractive deals and find compelling investment opportunities from private and public sources to create value for stockholders. See Item 10, "Directors, Officers and Corporate Governance" for complete information on the experience of our officers and directors.

Notwithstanding the foregoing, our officers and directors are not required to commit their full time to our affairs and will allocate their time to other businesses, which may result in a conflict of interest in allocating their time between our operations and our search for a business combination and their other businesses. We presently expect each of our employees to devote such amount of time as they reasonably believe is necessary to our business (which could range from only a few hours a week while we are trying to locate a potential target business to a In addition, past performance by our management team is not a guarantee either (i) of success with respect to any business combination we may consummate or (ii) that we will be able to locate a suitable candidate for our initial business combination. Furthermore, the members of the management team may not remain with us subsequent to the consummation of a business combination.

Competitive Advantages

Experienced Management Team with Proven Track Record

We believe we have a broad network of contacts and corporate relationships worldwide that makes us efficient at:

- Sourcing and evaluating businesses;

- Bridging cultural and language differences to negotiate and execute a transaction in a timely and professional manner; and

- Utilizing our worldwide networks and relationships with investment banks and family offices to identify attractive acquisition candidates in the Artificial Intelligent, Green Energy and Electronic Vehicle industries.

By leveraging our management team's industry expertise, performing disciplined due diligence, seeking downside protection, and providing post-acquisition value-add capabilities, we believe that we will be able to acquire a target business that will achieve significant returns for investors.

Status as a Publicly Listed Company

We believe our structure will make us an attractive business combination partner to prospective target businesses. As a publicly listed company, we will offer a target business an alternative to the traditional initial public offering. We believe that target businesses will favor this alternative, which we believe is less expensive, while offering greater certainty of execution than the traditional initial public offering. During an initial public offering, there are typically expenses incurred in marketing, which would be costlier than a business combination with us. Furthermore, once a proposed business combination is approved by our stockholders (if applicable) and the transaction is consummated, the target business will have effectively become public, whereas an initial public offering is always subject to the underwriters' ability to complete the offering, as well as general market conditions that could prevent the offering from occurring. Once public, we believe the target business would have greater access to capital and additional means of creating management incentives that are better aligned with stockholders' interests than it would as a private company. It can offer further benefits by augmenting a company's profile among potential new customers and vendors and aid in attracting talented management staffs.

Strong Financial Position and Flexibility

With the funds held in our trust account, we can offer a target business a variety of options to facilitate a business combination and fund future expansion and growth of its business. Because we are able to consummate a business combination using the cash proceeds from this offering, our share capital, debt or a combination of the foregoing, we have the flexibility to use an efficient structure allowing us to tailor the consideration to be paid to the target business to address the needs of the parties. However, if a business combination requires us to use substantially all of our cash to pay for the purchase price, we may need to arrange third party financing to help fund our business combination. Since we have no specific business combination under consideration, we have not taken any steps to secure third-party financing.

Initial Business Combination Criteria

The focus of our management team is to create stockholder value by leveraging its experience to improve the efficiency of the business while implementing strategies to grow revenue and profits organically and/or through acquisitions.

Consistent with our strategy, we have identified the following general criteria and guidelines that we believe are important in evaluating prospective target businesses. While we intend to use these criteria and guidelines in evaluating prospective businesses, we may deviate from these criteria and guidelines should we see fit to do so:

- *Advantage of the Niche Deal Size*

    We intend to acquire companies with enterprise values of between $150 million and $500 million that are preferably already cash-generative. We believe we have greater access to companies within this range and the negotiation process is generally less time consuming than companies that are larger.

- *Predicable Revenue Visibility with Defensible Market Position*

    We intend to seek target companies that are at an inflection point, such as those requiring additional management expertise, are able to innovate by developing new products or services, or where we believe we can drive improved financial performance and where an acquisition may help facilitate growth.

- *Benefits from Being a U.S. Public Company (Value Creation and Marketing Opportunities)*

    We intend to seek target companies that offer attractive risk-adjusted equity returns for our stockholders. We intend to seek to acquire a target on terms and in a manner that leverages our experience. We expect to evaluate financial returns based on (i) the potential for organic growth in cash flows, (ii) the ability to achieve cost savings, (iii) the ability to accelerate growth, including through the opportunity for follow-on acquisitions and (iv) the prospects for creating value through other value creation initiatives. Potential upside from growth in the target business' earnings and an improved capital structure will be weighed against any identified downside risks.

- *Exceptional management and governance.*

    We intend to seek companies that have trustworthy, talented, experienced, and highly competent management teams. These companies may be led by entrepreneurs who are looking for a partner with our expertise to execute on the next stage of their growth. For target companies that require new management, we will leverage our team's experience in identifying and recruiting top talent.

These criteria and guidelines are not intended to be exhaustive. Any evaluation relating to the merits of a particular initial business combination may be based, to the extent relevant, on these general guidelines as well as other considerations, factors, and criteria that our team may deem relevant. In the event that we decide to enter into our initial business combination with a target business that does not meet the above criteria and guidelines, we will disclose that the target business does not meet the above criteria in our stockholder communications related to our initial business combination, which, as discussed in this Form 10-K, would be in the form of tender offer documents or proxy solicitation materials that we would file with the SEC.

Sourcing of Potential Business Combination Targets

We believe that the operational and transactional experience of our management team and their respective affiliates, and the relationships they have developed as a result of such experience, will provide us with a substantial number of potential business combination targets. These individuals and entities have developed a broad network of contacts and corporate relationships around the world. This network has grown through sourcing, acquiring and financing businesses, relationships with sellers, financing sources and target management teams and experience in executing transactions under varying economic and financial market conditions. We believe that these networks of contacts and relationships will provide us important sources of investment opportunities. In addition, we anticipate that target business candidates may be brought to our attention from various unaffiliated sources, including investment market participants, private equity funds and large business enterprises seeking to divest noncore assets or divisions.

Our acquisition criteria, due diligence processes and value creation methods are not intended to be exhaustive. Any evaluation relating to the merits of a particular initial business combination may be based, to the extent relevant, on these general guidelines as well as other considerations, factors and criteria that our management may deem relevant. In the event that we decide to enter into our initial business combination with a target business that does not meet the above criteria and guidelines, we will disclose that the target business does not meet the above criteria in our stockholder communications related to our initial business combination, which, as discussed in this Form 10-K, would be in the form of tender offer documents or proxy solicitation materials that we would file with the SEC.

Other Acquisition Considerations

We are not prohibited from pursuing an initial business combination with a company that is affiliated with our sponsor, officers or directors. In the event we seek to complete our initial business combination with a company that is affiliated with our sponsor, officers or directors, we, or a committee of independent directors, will obtain an opinion from an independent investment banking firm or another independent firm that commonly renders valuation opinions for the type of company we are seeking to acquire or an independent accounting firm that our initial business combination is fair to our company from a financial point of view.

Unless we complete our initial business combination with an affiliated entity, or our Board of Directors cannot independently determine the fair market value of the target business or businesses, we are not required to obtain an opinion from an independent investment banking firm, another independent firm that commonly renders valuation opinions for the type of company we are seeking to acquire or from an independent accounting firm that the price we are paying for a target is fair to our company from a financial point of view. If no opinion is obtained, our stockholders will be relying on the business judgment of our Board of Directors, which will have significant discretion in choosing the standard used to establish the fair market value of the target or targets, and different methods of valuation may vary greatly in outcome from one another. Such standards used will be disclosed in our tender offer documents or proxy solicitation materials, as applicable, related to our initial business combination.

Members of our management team may directly or indirectly own our common stock and/or private units following this offering, and, accordingly, may have a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate our initial business combination. Further, each of our officers and directors may have a conflict of interest with respect to evaluating a particular business combination if the retention or resignation of any such officers and directors was included by a target business as a condition to any agreement with respect to our initial business combination.

Each of our directors and officers presently has, and in the future any of our directors and our officers may have additional, fiduciary or contractual obligations to other entities pursuant to which such officer or director is or will be required to present acquisition opportunities to such entity. Accordingly, subject to his or her fiduciary duties under Delaware laws, if any of our officers or directors becomes aware of an acquisition opportunity which is suitable for an entity to which he or she has then current fiduciary or contractual obligations, he or she will need to honor his or her fiduciary or contractual obligations to present such acquisition opportunity to such entity, and only present it to us if such entity rejects the opportunity.

Our sponsor, officers and directors may become an officer or director of other special purpose acquisition companies with a class of securities registered under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Notwithstanding the foregoing, such officers and directors will continue to have a pre-existing fiduciary obligation to us and we will, therefore, have priority over any special purpose acquisition companies they subsequently join.

Initial Business Combination

NASDAQ rules require that our initial business combination must be with one or more target businesses that together have an aggregate fair market value equal to at least 80% of the balance in the trust account (less any deferred underwriting commissions and taxes payable on interest earned) at the time of our signing a definitive agreement in connection with our initial business combination. If our Board of Directors is not able to independently determine the fair market value of the target business or businesses, we will obtain an opinion from an independent investment banking firm or another independent firm that commonly renders valuation opinions for the type of company we are seeking to acquire or an independent accounting firm. We do not intend to purchase multiple businesses in unrelated industries in conjunction with our initial business combination.

At March 31, 2024, we had until June 21, 2024 to consummate an initial business combination. However, if we anticipate that we may not be able to consummate our initial business combination by June 21, 2024, we must obtain stockholder approval of a further amendment to our Charter to extend the business combination deadline.

If we are unable to complete our initial business combination by June 21, 2024 and stockholders have not approved a further extension of the deadline, we will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest (which interest shall be net of taxes payable, and less up to $50,000 of interest to pay dissolution expenses) divided by the number of then outstanding public shares, which redemption will completely extinguish public stockholders' rights as stockholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and our Board of Directors, liquidate and dissolve, subject in each case to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to our public warrants, public rights, private warrants or private rights. The warrants and rights will expire worthless if we fail to complete our initial business combination within the Combination Period and no further extension has been approved. You will not be able to vote on or redeem your shares in connection with any such extension.

We anticipate structuring our initial business combination so that the post-transaction company in which our public stockholders own shares will own or acquire 100% of the equity interests or assets of the target business or businesses. We may, however, structure our initial business combination such that the post-transaction company owns or acquires less than 100% of such interests or assets of the target business in order to meet certain objectives of the target management team or stockholders or for other reasons, but we will only complete such business combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act of 1940, as amended, or the Investment Company Act. Even if the post-transaction company owns or acquires 50% or more of the voting securities of the target, our stockholders prior to the business combination may collectively own a minority interest in the post-transaction company, depending on valuations ascribed to the target and us in the business combination transaction. For example, we could pursue a transaction in which we issue a substantial number of new shares in exchange for all of the outstanding capital stock of a target. In this case, we would acquire a 100% controlling interest in the target. However, as a result of the issuance of a substantial number of new shares, our stockholders immediately prior to our initial business combination could own less than a majority of our outstanding shares subsequent to our initial business combination. If less than 100% of the equity interests or assets of a target business or businesses are owned or acquired by the post-transaction company, the portion of such business or businesses that is owned or acquired is what will be valued for purposes of the 80% of net assets test. If our initial business combination involves more than one target business, the 80% of net assets test will be based on the aggregate value of all of the target businesses.

We have registered our securities under Section 12 of the Exchange Act. As a result, we are subject to the rules and regulations promulgated under the Exchange Act. We have no current intention of filing a Form 15 to suspend our reporting or other obligations under the Exchange Act prior or subsequent to the consummation of our initial business combination.

Permission Required from the PRC Authorities for a Business Combination and Relevant PRC Regulations

We are a blank check company incorporated in Delaware with no operations or subsidiaries in China. We are not a PRC operating entity and currently do not own or control any equity interest in any PRC company or operate any business in China. The China Securities Regulatory Commission (the "CSRC") has not issued any definitive rule or interpretation concerning whether listing of our securities are subject to the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the "M&A Rules"), and we believe that we are not required to obtain any licenses or approvals, under applicable PRC laws and regulations, for our listing on Nasdaq and seeking a target for the initial business combination. Further, according to the Measures for Cybersecurity Review, which was promulgated on December 28, 2021 and became effective on February 15, 2022, online platform operators holding more than one million users/users' individual information shall be subject to cybersecurity review before listing abroad. As we are a blank check company and are not involved in the collection of personal data of at least 1 million users or implicate cybersecurity and we will not undertake our initial business combination with any entity that conducts a majority of its business or is headquartered in China (including Hong Kong and Macau), we do not believe that we are, or the post-combination entity will be, a "network platform operator(s)", or subject to the cybersecurity review of the Cyberspace Administration of China (the "CAC"). As of the date hereof, we have not received any inquiry, notice, warning, sanction or any regulatory objection to our listing from any relevant PRC authorities.

Further, we do not consider ourselves a PRC operating entity or a China-based issuer, in particular, as specified in the Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines promulgated by the CSRC on February 17, 2023, which became effective on March 31, 2023. According to the Trial Administration Measures, an issuer is a "domestic [Chinese] company" if the issuer meets both of the following conditions and thus, subject to the requirements for domestic [Chinese] companies seeking to offer or list securities overseas, both directly and indirectly, thereunder: (i) any of the total assets, net assets, revenues or profits of the domestic operating entities of the issuer in the most recent accounting year accounts for more than 50% of the corresponding figure in the issuer's audited consolidated financial statements for the same period; and (ii) its major operational activities are carried out in China or its main places of business are located in China, or the senior managers in charge of operation and management of the issuer are mostly Chinese citizens or are domiciled in China." We are a blank check company incorporated in Delaware with no operation of our own except searching for a non-China-based target for our initial business combination. Furthermore, we do not own or control any equity interest in any PRC company or operate any business in China, and during the fiscal year ended March 31, 2023, we did not have 50% or more of our total assets, net assets, revenues or profits located or generated in China.

As of the date of this Annual Report, no transfers, dividends, or distributions have been made by us. We have not adopted or maintained any other cash management policies and procedures and need to comply with applicable law or regulations with respect to transfer of funds, dividends and distributions, if any. Given that we are not a China-based issuer or expect to be a China-based issuer upon the consummation of our initial business combination, we are not subject to, or are not expected to become subject to, the foreign exchange control rules of the PRC.

However, applicable laws, regulations, or interpretations of the PRC may change, and the relevant PRC government agencies could reach a different conclusion. There is also possibility that we may not be able to obtain or maintain such approval or that we inadvertently concluded that such approval was not required when in fact it was. If prior approval was required while we inadvertently concluded that such approval was not required or if applicable laws and regulations or the interpretation of such were modified to require us to obtain the approval in the future, we may face regulatory actions or other sanctions from relevant Chinese regulatory authorities. These authorities may take actions that could have a material adverse effect upon our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our securities. In addition, any changes in the PRC law, regulations, or interpretations may severely affect our operations. Further, if we are required by the Trial Measures to file with the CSRC, we cannot assure you that we will be able to complete such filings in a timely manner, or at all. The CSRC or other Chinese regulatory agencies may also take actions requiring us, or making it advisable for us, be subject to other severe consequences, which would materially affect the interest of the investors. To that extent, we may not be able to conduct the process of searching for a potential target company. Any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to continue to offer the securities, causing significant disruption to our business operations, severely damage our reputation, materially and adversely affect our financial condition and results of operations and cause the securities to significantly decline in value or become worthless.

Enforceability of Civil Liability

Our officers and four of five of our directors are US citizens and reside in the United States. The fifth director, Nan Sun, is a Chinese citizen and also resides in the United States. Further, there is uncertainty if any officers and directors of the post-combination entity will be located inside the United States. As a result, it may be difficult, or in some cases not possible, for investors in the United States to effect service of process within the United States upon us or any future director or officer that resides in China or Hong Kong, or to enforce judgments in China, Macau or Hong Kong that are obtained in U.S. courts against us or them, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. It may also be difficult for you to enforce judgments in China, Macau, or Hong Kong that are obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us or any future director or officer that resides in China or Hong Kong.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. At present, the PRC does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States and many other countries and regions, and you may have to incur substantial costs and contribute significant time to enforce civil liabilities and criminal penalties in reliance on legal remedies under PRC laws. As a result, there is no guarantee that a PRC court would enforce a judgment rendered by a court in the U.S. Recognition and enforcement in the PRC of judgement of United States courts in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

Corporate Information

Our principal executive office is located at 37-02 Prince Street; 2nd Floor, Flushing, NY 11354, and our telephone number is 330-352-7788.

We are an "emerging growth company," as defined in Section 2(a) of the Securities Act of 1933, as amended, or the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As such, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not "emerging growth companies" including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. If some investors find our securities less attractive as a result, there may be a less active trading market for our securities and the prices of our securities may be more volatile.

In addition, Section 107 of the JOBS Act also provides that an "emerging growth company" can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an "emerging growth company" can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We intend to take advantage of the benefits of this extended transition period.

We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that are held by non-affiliates equals or exceeds $700 million as of the end of that year's second fiscal quarter; and (2) the date on which we have issued more than $1.00 billion in non-convertible debt securities during the prior three-year period. References herein to "emerging growth company" shall have the meaning

Additionally, we are a "smaller reporting company" as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We will remain a smaller reporting company until the last day of the fiscal year in which (1) the market value of our common stock held by non-affiliates equal or exceeds $250 million as of the end of that fiscal year's second fiscal quarter, or (2) our annual revenues equaled or exceeded $100 million during such completed fiscal year and the market value of our common stock held by non-affiliates equals or exceeds $700 million as of the end of that fiscal year's second fiscal quarter.

ITEM 1A. RISK FACTORS

As a smaller reporting company, we are not required to make disclosures under this Item although we are highlighting certain risks below that may be applicable to us. Please see our prospectus dated March 16, 2022 for additional risk factors applicable to us.

Changes in the policies, regulations, rules, and the enforcement of laws of the PRC government may be quick with little advance notice and could have a significant impact on our business and prospects.

Even though we are a blank check company incorporated in Delaware, a majority of our officers and directors are either located in China or have significant ties to China. Accordingly, economic, political and legal developments in the PRC may significantly affect our business and prospects. Policies, regulations, rules, and the enforcement of laws of the PRC government may change quickly with little advance notice, which can have significant effects on economic conditions in the PRC and the ability of businesses to operate profitably. If those significant ties continue in existence following our initial business combination, our post-combination entity's business, financial condition and results of operations may be subject to changes in policies by the PRC government, including changes in laws, regulations or their interpretation, particularly those dealing with the internet, including censorship and other restriction on material which can be transmitted over the internet, security, intellectual property, money laundering, taxation and other laws that affect our post-combination entity's ability to operate its business.

Even though we are not a China-based issuer, the sponsor and a majority of our officers and directors have significant ties to China. The Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence its operations at any time, which could result in a material change in its operations and/or the value of our securities. We are also currently not required to obtain approval from Chinese authorities to list on U.S. exchanges, however, if the relevant PRC government agencies decide that we were required to obtain approval and we were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on a U.S. exchange, which would materially affect the interest of our investors.

The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Even though we are not a PRC operating entity or a China-based issuer, the sponsor and a majority of our officers and directors are located in China. The central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof.

It is possible that in the future, we could be subject to regulation by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. In that case, we may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply, and such compliance or any associated inquiries or investigations or any other government actions may require significant management time and attention; and subject us to remedies, administrative penalties and even criminal liabilities that may harm the post-combination entity's business, including fines assessed for its current or historical operations that it modifies or even cease its business practices.

As we are neither a China-based company under the Trial Measures nor a PRC operating entity, given that (a) the CSRC currently has not issued any definitive rule or interpretation concerning whether companies like ours are subject to the M&A Rules; and (b) our company is a blank check company incorporated in the U.S. rather than in China and currently our company does not own or control any equity interest in any PRC company or operate any business in China, we believe that we are not required to obtain any licenses or approvals, under applicable PRC laws and regulations, for our operation or listing on Nasdaq and while seeking a target for the initial business combination. Further, according to the Measures for Cybersecurity Review, which was promulgated on December 28, 2021 and became effective on February 15, 2022, online platform operators holding more than one million users/users' individual information shall be subject to cybersecurity review before listing abroad. As we are a blank check company and are not involved in the collection of personal data of at least 1 million users or implicate cybersecurity, we do not believe that we are, or the post-combination entity will be, a "network platform operator(s)", or subject to the cybersecurity review of the CAC. As of the date of hereof, we have not received any inquiry, notice, warning, sanction or any regulatory objection to the listing of our securities on Nasdaq from any PRC authorities.

We do not consider ourselves a China-based issuer, in particular, as specified in the Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines promulgated by the CSRC on February 17, 2023, which became effective on March 31, 2023. According to the Trial Administration Measures, an issuer is a "domestic [Chinese] company" if the issuer meets both of the following conditions and thus, subject to the requirements for domestic [Chinese] companies seeking to offer or list securities overseas, both directly and indirectly, thereunder: (i) any of the total assets, net assets, revenues or profits of the domestic operating entities of the issuer in the most recent accounting year accounts for more than 50% of the corresponding figure in the issuer's audited consolidated financial statements for the same period; and (ii) its major operational activities are carried out in China or its main places of business are located in China, or the senior managers in charge of operation and management of the issuer are mostly Chinese citizens or are domiciled in China. Furthermore, we do not own or control any equity interest in any PRC company or operate any business in China, and during the fiscal year ended December 31, 2022, we do not have 50% or more of our total assets, net assets, revenues or profits located or generated in China.

However, applicable laws, regulations, or interpretations of PRC may change, and the relevant PRC government agencies could reach a different conclusion. There is also a possibility that we may not be able to obtain or maintain such approval or that we inadvertently concluded that such approval was not required when in fact it was. If prior approval was required while we inadvertently concluded that such approval was not required or if applicable laws and regulations or the interpretation of such were modified to require us to obtain the approval in the future, we may face regulatory actions or other sanctions from relevant Chinese regulatory authorities. These authorities may take actions that could have a material adverse effect upon our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our securities. In addition, any changes in PRC law, regulations, or interpretations may severely affect our operations. Further, if we are required by the Trial Measures to file with the CSRC, we cannot assure you that we will be able to complete such filings in a timely manner, or even at all. The CSRC or other Chinese regulatory agencies may also take actions requiring us, or making it advisable for us, be subject to other severe consequences, which would materially affect the interest of the investors. To that extent, we may not be able to conduct the process of searching for a potential target company. Any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to continue to offer the securities, causing significant disruption to our business operations, severely damage our reputation, materially and adversely affect our financial condition and results of operations and cause the securities to significantly decline in value or become worthless.

China Securities Regulatory Commission and other Chinese government agencies may exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers. Even though we are not a China based issuer, if the CSRC or another PRC regulatory body subsequently determines that its approval is needed for our listing on Nasdaq or seeking a target for the initial business combination, we cannot predict whether we will be able to obtain such approval. As a result, both you and us face uncertainty about future actions by the PRC government that could significantly affect our ability to continue our listing on Nasdaq and cause the value of our securities to significantly decline or be worthless.

On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws. Even though we are a blank check company incorporated in the U.S. and a non-China based issuer, our sponsor and a majority of our officers and directors have significant ties to China. Since this document is relatively new, uncertainties still exist in relation to how soon legislative or administrative regulation making bodies will respond and what existing or new laws, regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our future business combination with a PRC Target Company. Therefore, CSRC and other Chinese government agencies may exert more oversight and control over offerings that are conducted overseas. If the CSRC or another PRC regulatory body subsequently determines that its approval is needed for our listing on Nasdaq, a business combination, the issuance of our ordinary shares upon exercise of the rights, or maintaining our status as a publicly listed company outside China, we may face approval delays, adverse actions or sanctions by the CSRC or other PRC regulatory agencies. In any such event, these regulatory agencies may delay a potential business combination, impose fines and penalties, limit our acquisitions and operations of a target business in China, or take other actions that could materially adversely affect our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our securities. As a result, both you and us face uncertainty about future actions by the PRC government that could significantly affect our ability to offer or continue our listing on Nasdaq and cause the value of our securities to significantly decline or be worthless.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments, or bringing actions in China against us or our management named in the annual report based on foreign laws. It will be difficult for you or overseas regulators to conduct investigations or collect evidence within China.

It may be difficult for investors to effect service of process within the United States upon us or any future officer or director that resides in China or Hong Kong, or to enforce judgments in China, Macau, or Hong Kong that are obtained in U.S. courts against us or them, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. It may also be difficult for you to enforce judgments in China, Macau, or Hong Kong that are obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us or any future officer or director that resides in China or Hong Kong.

The recognition and enforcement of foreign judgments are provided for under the *PRC Civil Procedures Law*. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the *PRC Civil Procedures Law* based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. At present, China does not have any treaties or other forms of written arrangement with the U.S. that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the *PRC Civil Procedures Law*, the PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security, or public interest. As a result, there is no guarantee that a PRC court would enforce a judgment rendered by a court in the U.S.

It will be difficult for you or overseas regulators to conduct investigations or collect evidence within China. Although the authorities in China may establish a regulatory cooperation mechanism with its counterparts of another country or region to monitor and oversee cross-border securities activities, such regulatory cooperation with the securities regulatory authorities in the United States may not be efficient in the absence of a practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or "Article 177," which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigations or evidence collection activities within the territory of the PRC. Article 177 further provides that Chinese entities and individuals are not allowed to provide documents or materials related to securities business activities to foreign agencies without prior consent from the securities regulatory authority of the State Council and the competent departments of the State Council.

We may not be able to complete an initial business combination with a U.S. target company since such initial business combination may be subject to U.S. foreign investment regulations and review by a U.S. government entity such as the Committee on Foreign Investment in the United States ("CFIUS"), or ultimately prohibited.

Our board of directors consists of five members. All but one of our directors is a citizen of the United States. In addition, two members of Goldenstone Capital LLC, one of our sponsor entities, are foreign persons. In addition, we have not yet entered into an agreement for our initial business combination. Therefore, we do not know whether the target or the nature of its business could make the transaction subject to U.S. foreign regulations or review by a U.S. government entity. As a result, it is possible that the Business Combination may be subject to a CFIUS review, the scope of which was expanded by the Foreign Investment Risk Review Modernization Act of 2018 ("FIRRMA"), to include certain non-passive, non-controlling investments in sensitive U.S. businesses and certain acquisitions of real estate even with no underlying U.S. business. FIRRMA, and subsequent implementing regulations that are now in force, also subjects certain categories of investments to mandatory filings. If the Business Combination falls within CFIUS's jurisdiction, we may determine that we are required to make a mandatory filing or that we will submit a voluntary notice to CFIUS, or to proceed with the initial business combination without notifying CFIUS and risk CFIUS intervention, before or after closing the initial business combination. CFIUS may decide to block or delay our initial business combination, impose conditions to mitigate national security concerns with respect to such initial business combination or order us to divest all or a portion of a U.S. business of the combined company without first obtaining CFIUS clearance, which may limit the attractiveness of or prevent us from pursuing certain initial business combination opportunities that we believe would otherwise be beneficial to us and our shareholders. As a result, the pool of potential targets with which we could complete an initial business combination may be limited and we may be adversely affected in terms of competing with other special purpose acquisition companies which do not have similar foreign ownership issues.

Moreover, the process of government review, whether by the CFIUS or otherwise, could be lengthy and we have limited time to complete our initial business combination. If we cannot complete an initial business combination by June 21, 2024 if the Company extends the Business Combination Period to the fullest extent) because the review process drags on beyond such timeframe or because our initial business combination is ultimately prohibited by CFIUS or another U.S. government entity, we may be required to liquidate. This will also cause you to lose the investment opportunity in a target company and the chance of realizing future gains on your investment through any price appreciation in the combined company."

Uncertainties with respect to the PRC legal system could have a material adverse effect on us.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value.

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past four decades has significantly enhanced the protection afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, the interpretation and enforcement of these laws and regulations continue to evolve and are subject to change. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims. In addition, the regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us.

In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention.

China's economic, political and social conditions, as well as changes in any government policies, laws and regulations may be quick with little advance notice and could have a material adverse effect on our business and the value of our securities.

Even though we are a blank check company incorporated in Delaware, a majority of our officers and directors are either located in China or have significant ties to China. Accordingly, our business, financial condition, results of operations, prospects and certain transactions we may undertake may be subject, to a significant extent, to economic, political and legal developments in China.

China's economy differs from other countries' economies in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past two to three decades, growth has been uneven, both geographically and among various sectors of the economy.

Although China's economy has been transitioning from a planned economy to a more market oriented economy since the late 1970s, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over China's economic growth through allocating resources, controlling the incurrence and payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Changes in any of these policies, laws and regulations may be quick with little advance notice and could adversely affect the economy in China and could have a material adverse effect on our business and the value of our securities.

The PRC government has implemented various measures to encourage foreign investment and sustainable economic growth and to guide the allocation of financial and other resources. However, we cannot assure you that the PRC government will not repeal or alter these measures or introduce new measures that will have a negative effect on us, or more specifically, we cannot assure you that the PRC government will not initiate possible governmental actions or scrutiny to us, which could substantially affect our operation and the value of our securities may depreciate quickly.

ITEM 1B. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 1C. CYBERSECURITY

We are a SPAC with no business operations. Since our IPO, our sole business activity has been identifying and evaluating suitable acquisition transaction candidates. Therefore, we do not consider that we face significant cybersecurity risk and have not adopted any cybersecurity risk management program or formal processes for assessing cybersecurity risk. Our board of directors is generally responsible for the oversight of risks from cybersecurity threats, if any. We have not encountered any cybersecurity incidents since our IPO.

ITEM 2. PROPERTIES

We currently maintain our executive offices at 37-02 Prince Street; 2nd Floor; Flushing, New York, 11354. Our executive offices are provided to us by our Sponsor. On March 16, 2022, we agreed to pay our Sponsor a total of $25,000 per month for office space, utilities and secretarial and administrative support. Upon completion of the initial Business Combination or the Company's liquidation, it will cease paying these monthly fees. We consider our current office space adequate for our current operations.

ITEM 3. LEGAL PROCEEDINGS

We may be subject to legal proceedings, investigations and claims incidental to the conduct of our business from time to time. We are not currently a party to any material litigation or other legal proceedings brought against us. We are also not aware of any legal proceeding, investigation or claim, or other legal exposure that has a more than remote possibility of having a material adverse effect on our business, financial condition or results of operations.

ITEM 4. MINE SAFETY DISCLOSURES

Not Applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our units began to trade on The Nasdaq Capital Market, or Nasdaq, under the symbol "GDSTU" on March 17, 2022. The shares of common stock, warrants and rights comprising the units began separate trading on Nasdaq on April 14, 2022, under the symbols "GDST", "GDSTW" and "GDSTR", respectively. The separation of the Units was voluntary and all securities continue to trade.

Holders of Record

As of March 31, 2024, there were 6,837,711 of our shares of common stock issued and outstanding held by 10 stockholders of record. The number of record holders was determined from the records of our transfer agent and does not include beneficial owners of shares of common stock whose shares are held in the names of various security brokers, dealers, and registered clearing agencies.

Dividends

We have not paid any cash dividends on our common stock to date and do not intend to pay cash dividends prior to the completion of an initial business combination. The payment of cash dividends in the future will be dependent upon our revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of a business combination. The payment of any dividends subsequent to a business combination will be within the discretion of our board of directors at such time. It is the present intention of our board of directors to retain all earnings, if any, for use in our business operations and, accordingly, our board of directors does not anticipate declaring any dividends in the foreseeable future. In addition, our board of directors is not currently contemplating and does not anticipate declaring any share dividends in the foreseeable future. Further, if we incur any indebtedness, our ability to declare dividends may be limited by restrictive covenants we may agree to in connection therewith.

Securities Authorized for Issuance Under Equity Compensation Plans

None.

Recent Sales of Unregistered Securities

None.

Use of Proceeds

On March 21, 2022, Goldenstone consummated its initial public offering (the "IPO") of 5,750,000 units (the "Units") which included the full exercise of the over-allotment option to purchase 750,000 Units, each Unit consisting of one share of common stock of the Company, par value $0.0001 per share (the "Common Stock"), one redeemable warrant to purchase one-half of one share of Common Stock for $11.50 ("Warrant") and one right to acquire one-tenth of one share of Common Stock.

Simultaneously with the closing of the IPO and the over-allotment, we consummated the issuance of 351.250 private placement units (the "Private Placement Units") at $10.00 per Private Placement Unit.

Upon the closing of the initial public offering on March 21, 2022, a total of $58,362,500 of the net proceeds from the IPO, the Over-Allotment and the Private Placement were deposited in a trust account established for the benefit of our public stockholders.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

ITEM 6. [RESERVED]

Not applicable

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

References to "we", "us", "our" or the "Company" are to Goldenstone Acquisition Limited, except where the context requires otherwise. The following discussion should be read in conjunction with our financial statements and related notes thereto included elsewhere in this report.

Cautionary Note Regarding Forward-Looking Statements

This Annual Report on Form 10-K includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions about us that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "should," "could," "would," "expect," "plan," "anticipate," "believe," "estimate," "continue," or the negative of such terms or other similar expressions. Factors that might cause or contribute to such a discrepancy include, but are not limited to, those described in our other Securities and Exchange Commission ("SEC") filings.

Overview

We are a blank check company incorporated on September 9, 2020 as a Delaware corporation and formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.

On March 21, 2022, we consummated our IPO of 5,750,000 units at $10.00 per unit (the "Units"). The units sold included the full exercise of the underwriters' over-allotment. Each Unit consists of one share of our common stock (the "Public Shares"), one redeemable warrant to purchase one-half of one share of our common stock at a price of $11.50 per whole share and one right. Each right entitles the holder thereof to receive one-tenth (1/10) of one share of our common stock upon the consummation of the Business Combination.

Simultaneously with the closing of the IPO and the over-allotment, we consummated the issuance of 351,250 private placement units (the "Private Placement Units") for aggregate cash proceeds of $3,512,500. Each Private Placement Unit consists of one share of our common stock, one redeemable warrant to purchase one-half of one share of our common stock at a price of $11.50 per whole share and one right. Each right entitles the holder thereof to receive one-tenth (1/10) of one share of our common stock upon the consummation of our Business Combination. Our management has broad discretion with respect to the specific application of the net proceeds of the IPO and the Private Placement Units, although substantially all of the net proceeds are intended to be generally applied toward consummating our Business Combination.

Upon the closing of the initial public offering on March 21, 2022, a total of $58,362,500 of the net proceeds from the IPO, the Over-Allotment and the Private Placement were deposited in a trust account established for the benefit of our public stockholders.

If we have not completed our initial business combination within 12 months (or by December 21, 2023, if so extended), we will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest (which interest shall be net of taxes payable, and less up to $100,000 of interest to pay dissolution expenses) divided by the number of then outstanding public shares, which redemption will completely extinguish public stockholders' rights as stockholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and our board of directors, dissolve and liquidate, subject in each case to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.

We cannot assure you that our plans to complete our initial business combination will be successful.

Termination of Roxe Merger Agreement

On June 21, 2022, we entered into a Merger Agreement (the "Merger Agreement") by and among Roxe Holding Inc., a Delaware corporation (the "Roxe"), the Registrant, Goldenstone Merger Sub, Inc., a Delaware corporation ("Merger Sub") and wholly-owned subsidiary of the Registrant, and Amazon Capital Inc., solely in its capacity as representative, agent and attorney-in-fact of the Roxe Securityholders (the "Securityholder Representative") (collectively, the "Parties), pursuant to which Merger Sub would merge with and into the Company (the "Merger") with the Roxe as the surviving corporation of the Merger and becoming a wholly-owned subsidiary of the Company.

Subsequently, on December 31, 2022, we entered into a Joint Agreement to Terminate Merger Agreement (the "Termination Agreement") with Roxe, pursuant to which (i) the Parties mutually agreed to terminate the Merger Agreement. The termination was by mutual agreement of the Company and Roxe pursuant to Section 10.1(c) of the Merger Agreement, and no termination fee or other payment is due to either party from the other as a result of the termination.

By virtue of the termination of the Merger Agreement, the Additional Agreements (as defined in the Merger Agreement) were terminated in accordance with their terms.

Extension of the Deadline to Complete an Initial Business Combination

Pursuant to the terms of our Amended and Restated Certificate of Incorporation and the Investment Management Trust Agreement between the Company and Continental Stock Transfer & Trust Company, LLC ("Continental"), the Company may elect to extend the time available to consummate our initial business combination, provided that our sponsor or its affiliates or designees must, upon ten days advance notice prior to the applicable deadline, deposit $575,000 into the trust account ($0.10 per share) on or prior to the date of the applicable deadline, for each three month extension (or up to an aggregate of $1,725,000, or $0.30 per share if we extend for the full nine months) ten days advance notice prior to the applicable deadline.

On March 14, 2023, the Company announced that it had extended the period of time by which it may complete an initial business combination by an additional three months (the "Extension"). In accordance with its amended and restated certificate of incorporation, a deposit of $575,000 was made into the trust account established at the time of the Company's initial public offering for the benefit of the public stockholders. Pursuant to the Extension, the new deadline for completion of an initial business combination was extended to June 21, 2023.

On June 20, 2023, the Company announced that it had extended the period of time by which it may complete an initial business combination by an additional three months (the "Second Extension"). In accordance with its amended and restated certificate of incorporation, on June 14, 2023, a deposit of $575,000 was made into to the trust account established at the time of the Company's initial public offering for the benefit of the public stockholders. Pursuant to the Second Extension, the new deadline for completion of an initial business combination is September 21, 2023.

On September 21, 2023, the Company's stockholders approved the amendment to the Company's Amended and Restated Certificate of Incorporation to extend the date by which the Company has to consummate a business combination up to nine (9) times (the "Third Extension"), each such extension for an additional one (1) month period (each an "Extension"), from September 21, 2023 to June 21, 2024 (such date actually extended being referred to as the "Extended Termination Date"). The Company's stockholders also approved an amendment to the Investment Management Trust Agreement, dated March 16, 2022 by and between the Company and Continental Stock Transfer & Trust Company, to provide that the time for the Company to complete its initial business combination (the "Business Combination Period") under the Trust Agreement from September 21, 2023 to June 21, 2024 (the "Trust Amendment") provided that the Company deposits into the trust account established in connection with the Company's initial public offering (the "Trust Account") the sum of $100,000 for each one month extended. In addition, the Company's stockholders approved an amendment (the "NTA Amendment") to Article Sixth, Paragraph D of the Charter to modify the net tangible asset requirement (the "NTA Requirement") to state that the Company will not consummate any business combination unless it (i) has net tangible assets of at least $5,000,001 upon consummation of such business combination, or (ii) is otherwise exempt from the provisions of Rule 419 promulgated under the Securities Act of 1933, as amended (the "Securities Act"). As a result, from September 2023 through May 2024, a total of nine deposits of $100,000 was made into to the trust account established at the time of the Company's initial public offering for the benefit of the public stockholders. Pursuant to the Third Extension, the new deadline for completion of an initial business combination is June 21, 2024, the ninth additional months of the Third Extension.

In connection with the votes to approve the Company's Amended and Restated Certificate of Incorporation, 758,539 shares of Common Stock of the Company were rendered for redemption in October 2023.

Results of Operations

Our entire activity since inception up to March 31, 2024 was in connection with our search for a target for our initial business combination. We will not generate any operating revenues until the closing and completion of our initial business combination, at the earliest.

For the year ended March 31, 2024, we generated a net income of $1,596,567, which consisted of interest income on the trust account of $2,934,879, business combination income of $125,000 as our previous potential target did not move forward with the merger and we were able to keep the merger deposit funds, offset by formation and operating costs of $717,167, franchise tax expense of $129,953 and income taxes provision of $616,192.

For the year ended March 31, 2023, we generated a net income of $145,511, which consisted of interest income on the trust account of $1,483,785, offset by formation and operating costs of $998,735, franchise tax expense of $38,043 and income taxes provision of $301,496.

Liquidity and Going Concern

As of March 31, 2024, we had $30,823 in cash in our operating account as compared to cash of $10,763 at March 31, 2023 and working deficit of $2,870,013 as compared to $877,045 at March 31, 2023. The change in liquidity is attributable to cash used in operating activities of $1,074,886 and cash used in financing activities of $6,486,801, and offset by cash provided by investing activities of $7,581,747.

For the year ended March 31, 2024, there was $1,074,886 of cash used in operating activities resulting from interest income earned on investment held in Trust Account amounting to $2,934,879, business combination income of $125,000, and increase in prepaid expenses of $8,250, and offset by net income of $1,596,567, non-cash deferred tax expense of $2,975, increase in accrued expenses of $287,945, increase in income tax payable of $105,456, and increase in franchise tax payable of $300.

For the year ended March 31, 2023, there was $857,494 of cash used in operating activities resulting from interest income earned on investment held in Trust Account amounting to $1,483,785, and increase in prepaid expenses of $50,000, offset by net income of $145,511, non-cash deferred tax expense of $48,070, increase in accrued expenses of $204,084, increase in due to related parties of $25,000, increase in income tax payable of $253,426 and increase in franchise tax payable of $200.

For the year ended March 31, 2024, there was $7,581,747 of cash provided by investing activities resulting from the withdrawal of an investment held in the Trust Account for payment to redeeming stockholders of $8,157,801, the withdrawal of an investment held in the Trust Account amounting to $698,946, offset by the purchase of investment held in Trust Account amounting to $1,275,000.

For the year ended March 31, 2023, there was $536,707 of cash used in investing activities resulting from the deposit of investment held in Trust Account amounting to $575,000, offset by withdrawal of an investment held in the Trust Account amounting to $38,293.

For the year ended March 31, 2024, there was $6,486,801 of cash used in financing activities resulting from the redemption of common stock of $8,157,801, offset by the proceeds from working capital and extension loans from our Sponsor amounting to $1,471,000 and the business combination deposit of $200,000.

For the year ended March 31, 2023, there was $445,000 of cash provided by financing activities resulting from the proceeds from working capital and extension loans from our Sponsor amounting to $320,000, offset by the business combination deposit of $125,000.

In addition, in order to finance transaction costs in connection with searching for a target business or consummating an intended initial business combination, the initial stockholders, officers, directors or their affiliates may, but are not obligated to, loan us funds as may be required. In the event that the initial business combination does not close, we may use a portion of the working capital held outside the trust account to repay such loaned amounts, but no proceeds from our trust account would be used for such repayment. Such loans would be evidenced by promissory notes. The notes would either be paid upon consummation of our initial business combination, without interest, or, at the lender's discretion, up to $600,000 of the notes may be converted upon consummation of our business combination into private units at a price of $10.00 per unit.

We will have until 12 months from the closing of the Initial Public Offering to consummate an initial Business Combination. However, if we anticipate that it may not be able to consummate our initial Business Combination within 12 months, we may extend the period of time to consummate a Business Combination up to three times, each by an additional three months (for a total of up to 21 months to complete a Business Combination). Pursuant to the terms of our amended and restated certificate of incorporation and the trust agreement to be entered into between us and the trustee, in order to extend the time available for us to consummate our initial Business Combination, our sponsor or its affiliates or designees, upon ten days advance notice prior to the applicable deadline, must deposit into the trust account $575,000 ($0.10 per share) on or prior to the date of the applicable deadline, for each three month extension (or up to an aggregate of $1,725,000, or $0.30 per share if the Company extends for the full nine months). On September 21, 2023, our stockholders approved the amendment to our Amended and Restated Certificate of Incorporation to extend the date by which we have to consummate a business combination up to nine (9) times, each such extension for an additional one month period, from September 21, 2023 to June 21, 2024, and must deposit into the trust account in the sum of $100,000 for each one month extended. Any such payments would be made in the form of a loan. Any such loans will be non-interest bearing and payable upon the consummation of our initial Business Combination. If we complete our initial Business Combination, we would either repay such loaned amounts out of the proceeds of the trust account released to us, or up to $1,725,000 of such loans may be convertible into private units at a price of $10.00 per unit at the option of the lender.

As of March 31, 2024 and 2023, we had $1,791,000 and $320,000, respectively, of borrowings under the working capital and extension loans.

In connection with our assessment of going concern considerations in accordance with Financial Accounting Standard Board's Accounting Standards Update ("ASU") 2014-15, "Disclosures of Uncertainties about an Entity's Ability to Continue as a Going Concern," management has determined that these conditions raise substantial doubt about our ability to continue as a going concern. The management's plan in addressing this uncertainty is through the Working Capital Loans. In addition, if we are unable to complete a Business Combination within the Combination Period by June 21, 2024, our board of directors would proceed to commence a voluntary liquidation and thereby a formal dissolution of us. There is no assurance that our plans to consummate a Business Combination will be successful within the Combination Period. As a result, management has determined that such condition raise substantial doubt about our ability to continue as a going concern. The unaudited condensed financial statements does not include any adjustments that might result from the outcome of this uncertainty.

Critical Accounting Estimates

Use of Estimates

The preparation of unaudited condensed financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates. The Company does not have any critical accounting estimates.

Recent Accounting Pronouncements

In December 2023, the FASB issued Accounting Standards Update No. 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures" ("ASU 2023-09"), which modifies the rules on income tax disclosures to require entities to disclose (1) specific categories in the rate reconciliation, (2) the income or loss from continuing operations before income tax expense or benefit (separated between domestic and foreign) and (3) income tax expense or benefit from continuing operations (separated by federal, state and foreign). ASU 2023-09 also requires entities to disclose their income tax payments to international, federal, state and local jurisdictions, among other changes. The guidance is effective for annual periods beginning after December 15, 2024. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. ASU 2023-09 should be applied on a prospective basis, but retrospective application is permitted. We are currently evaluating the potential impact of adopting this new guidance on our consolidated financial statements and related disclosures.

Management does not believe that any other recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on our consolidated financial statements.

Off-Balance Sheet Arrangements; Commitments and Contractual Obligations

Registration Rights

Pursuant to a registration rights agreement entered into on September 10, 2021, the holders of the founder shares, the private placement units and private placement units that may be issued upon conversion of working capital loans will be entitled to registration rights pursuant to a registration rights agreement to be signed prior to or on the closing date of this offering requiring us to register such securities for resale. The holders of these securities are entitled to make up to three demands, excluding short form demands, that we register such securities. In addition, the holders have certain "piggy-back" registration rights with respect to registration statements filed subsequent to the completion of our initial business combination. We will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

We sold to the underwriters, $100, a Unit Purchase Option ("UPO") to purchase 270,250 Units exercisable at $11.00 per Unit, an aggregate exercise price of $2,972,750, commencing on the later of the first anniversary the effective date of the registration statement related to the Initial Public Offering and the consummation of a Business Combination. The unit purchase option may be exercised for cash or on a cashless basis, at the holder's option, and expires five years from the effective date of the registration statement related to the Initial Public Offering.

The underwriters received a cash underwriting discount of 2% of the gross proceeds of the IPO, or $1,150,000, upon closing of the IPO. In addition the underwriters are entitled to a deferred underwriting discount of 3.5% of the gross proceeds of the sale of Units in the IPO, or $2,012,500, which is currently held in the trust account and would be payable upon the completion of the initial Business Combination subject to the terms of the underwriting agreement.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As a smaller reporting company we are not required to make disclosures under this Item.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Our financial statements and the notes thereto begin on page F-1 of this Form 10-K.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Disclosure controls are procedures that are designed with the objective of ensuring that information required to be disclosed in our reports filed under the Exchange Act, such as this Report, is recorded, processed, summarized, and reported within the time period specified in the SEC's rules and forms. Disclosure controls are also designed with the objective of ensuring that such information is accumulated and communicated to our management, including the chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure. Our management evaluated, with the participation of our current chief executive officer and chief financial officer (our "Certifying Officers"), the effectiveness of our disclosure controls and procedures as of March 31, 2024, pursuant to Rule 13a-15(b) under the Exchange Act. Based upon that evaluation, our Certifying Officers concluded that, as of March 31, 2024, our disclosure controls and procedures were effective.

We do not expect that our disclosure controls and procedures will prevent all errors and all instances of fraud. Disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met. Further, the design of disclosure controls and procedures must reflect the fact that there are resource constraints, and the benefits must be considered relative to their costs. Because of the inherent limitations in all disclosure controls and procedures, no evaluation of disclosure controls and procedures can provide absolute assurance that we have detected all our control deficiencies and instances of fraud, if any. The design of disclosure controls and procedures also is based partly on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Management's Report on Internal Controls Over Financial Reporting

As required by SEC rules and regulations implementing Section 404 of the Sarbanes-Oxley Act, our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external reporting purposes in accordance with GAAP. Our internal control over financial reporting includes those policies and procedures that:

(1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of our company,

(2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors, and

(3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect errors or misstatements in our financial statements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree or compliance with the policies or procedures may deteriorate. Management assessed the effectiveness of our internal control over financial reporting at March 31, 2024. In making these assessments, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework (2013). Based on our assessments and those criteria, due to our determination of the material weaknesses in our disclosure controls, as described above, management determined that we maintain an effective internal control over financial reporting as of March 31, 2024.

Management has implemented remediation steps to improve our internal control over financial reporting. Specifically, we expanded and improved our review process for complex securities and related accounting standards. We plan to further improve this process by enhancing access to accounting literature, identification of third-party professionals with whom to consult regarding complex accounting applications and consideration of additional staff with the requisite experience and training to supplement existing accounting professionals.

This Annual Report on Form 10-K does not include an attestation report of our independent registered public accounting firm due to our status as an emerging growth company under the JOBS Act.

Changes in Internal Control over Financial Reporting

There were no other changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) during the most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Directors and Executive Officers

Our directors and executive officers are as follows:

Name	Age	Title
Eddie Ni	61	Director, Chief Executive Officer, Chief Financial Officer, and President
Ray Chen	59	Director
Jonathan McKeage	70	Independent Director
Pin Tai	70	Independent Director
Nan Sun	42	Independent Director

Below is a summary of the business experience of each of our executive officers and directors:

Eddie Ni.   Mr. Ni has been our President and Chief Executive Officer since March 2021, and has been our Chief Financial Officer since January, 2024. He has more than 30 years of investment, business management and entrepreneurial experience. He has been the chairman and chief executive officer of Windfall Group since December 2009. Windfall Group, an Ohio corporation, has a large business portfolio involved in a variety of industries in U.S., including real estate, building supply, construction, and import/export of construction materials and home building structures such as granite and cabinet. Under the management of Windfall Group, Mr. Ni has raised, invested, and managed over hundred-million-dollar assets including commercial real estates across the Midwest to the south states of United States from the State of Ohio, Illinois to Georgia and South Carolina, and New York City and New Jersey. Mr. Ni was the chairman and chief executive officer of Direct Import Home Décor from November 2003 to November 2009. Prior to Windfall Group and Direct Import Home Décor, from May 1990 to October 2003, Mr. Ni was the founder and chief executive officer of Ni's Dynasty focusing on investing and managing in the food and beverage industry. We believe that Mr. Ni is qualified to serve on our board of directors based on his expertise in business management and his transaction experience.

Ray Chen.   Mr. Chen has been our director since March 2021. He has served as chief operating officer of Goldenbridge Acquisition Limited since August 2020. Mr. Chen served as director and chief operating officer of Wealthbridge Acquisition Limited, a special purpose acquisition company, from February 2018 until its business combination with Scienjoy Inc. in May 2020, and has served as the investor relation officer of Scienjoy since then. Mr. Chen served as chief executive officer at Fortissimo Film International Ltd., a privately-owned film development and production company from August 2016 to January 2018. From January 2013 to February 2016, Mr. Chen was chief executive officer of Beijing Galloping Horse Film & TV Production Co., Ltd. From January 2010 to March 2013, Mr. Chen was the head of sales in the Beijing Office of Star Jet Co., Ltd. Prior to his Star Jet experience, Mr. Chen was the executive board member and head of sales in Asia Jet Partners Limited, a privately-owned holding company specializing in general aviation and aircraft leasing. Mr. Chen joined Asia Jet after his service as chief executive officer at ABC International Inc., a business consulting company based in Cleveland, Ohio. Mr. Chen attended business and marketing courses at Cleveland State University from September 1991 to June 1995. We believe Mr. Chen is well-qualified to serve as a member of the board given his public company experience, including other similarly structured blank check companies, business leadership, operational experience and contacts.

Jonathan McKeage.   Mr. McKeage has been our director since July 2021. has over 30 years of experience in the areas of M&A, corporate finance, equity analysis, trading and investor relations. Mr. McKeage has held executive positions at publicly traded U.S. corporations, including Vice President of Corporate Development for NASDAQ-quoted, Minneapolis-based Digital Angel Corporation, where for seven years (2004-2010) he coordinated acquisitions and divestitures and served as in-house investor relations manager for this international RFID and GPS technology group. During this time, he also served as CEO and Director of New Jersey-based Digital Angel subsidiary InfoTech USA, an OTC-quoted provider of information technology and consulting services to small and medium sized businesses, where he led a business model restructuring and eventual sale to a private equity group, as part of the parent company's program of divestiture of non-core assets. Before this, Mr. McKeage for two years was an Account Manager with Allen & Caron, a New York and London based investor relations firm, where he led roadshows and wrote press releases for the firm's small cap client base, and advised C-suite executives on IR strategies. In the early 1990s Mr. McKeage spent three years with Kalb Voorhis, a New-York based brokerage and specialist operation, where he acted as floor broker on the NYSE and client relationship manager with the firm's AMEX specialist unit, as well as on the firm's equity sales desk "upstairs" executing customer trades on these exchanges. Following this, he spent two years with Niederhoffer Investments, a New York-based financial group engaged primarily in commodities trading, where he engaged in commodities research and ADR trading, as well as managing the firm's private company exclusive sale business. Mr. McKeage's investment banking experience includes seven years (1995-2002) as a Managing Director in the Corporate Finance department of New York-based Dominick & Dominick LLC, where he was involved in a number of domestic and international M&A and equity funding assignments and also led European roadshows for US clients in conjunction with Dominick's then-extensive European branch network. During this time Mr. McKeage also published a number of research reports on small cap technology companies. Prior to his time with Dominick, Mr. McKeage was an Associate with Morgan Grenfell Inc., the New York office of Morgan Grenfell plc, the British merchant bank, where he participated in domestic and cross-border M&A transactions, and also participated in a roadshow for the launch of Morgan Grenfell's London-based merchant banking fund (1986-1990). Mr. McKeage began his investment banking career in the Municipal Finance division of PaineWebber in New York, where he was a member of a team structuring tax-exempt municipal bonds. More recently (since 2015), Mr. McKeage has been involved in educational services, as a corporate executive, teacher and consultant. He has served as CEO, Director and Senior Advisor for American Education Center, Inc., a New York-based, OTC-quoted provider of college application advice, and acclimation and business services to Chinese students studying in the US and their families. During this time, he also taught online courses in Equity Analysis, Personal Investing, US Capital Markets, M&A, and the Global Investment Banking Industry. Mr. McKeage holds a BA degree from Rice University, MA and PhD degrees from Harvard University and a Certificate in Business Administration from The Wharton School. We believe Mr. McKeage is well-qualified to serve as a member of our board of directors given his experience, relationships and contacts.

Pin Tai. Mr. Tai has been our director since April 2021. He has over 38 years of commercial banking experience in U.S., Hong Kong and mainland China. Mr. Tai joined Cathay Bank in 1999 as general manager of its New York region, and was instrumental in the development of its east coast presence in New York, Boston, Maryland, New Jersey and Chicago. He took on more responsibilities within the bank as executive vice president of eastern regions including Texas and was appointed chief lending officer in 2013. In 2015, he was invited to join the board of directors and was appointed as president of Cathay Bank. In 2016, he was named chief executive officer and president of Cathay General Bancorp and Cathay Bank. During his tenure as chief executive officer and president, Cathay Bank was ranked top 10 Best Banks in 2018 and within the top 20 Best Banks in America for 5 consecutive years by Forbes Magazine. Mr. Tai retired from Cathay Bank in September 2020. Subsequently he was invited to join GPI Investment Group and became chairman of GPI Real Estate Opportunity Fund, a private equity focusing on investment in multi-family, student housing and undervalued real estate assets. Prior to joining Cathay Bank, he worked for Bank of China, USA for 13 years in charge of credit and business development, marketing and correspondent banking. Before that, he was with Bank of America in Hong Kong and mainland China providing international banking services to Chinese state-owned banks and companies as well as multinational companies. He was amongst the earliest group of American bankers entering China market in 1980. Mr. Tai graduated from the University of Rochester with a bachelor of science degree in Chemical Engineering and received his master's degree in business administration with Honor from Northwestern University's Kellogg School of Management. He also completed the Directors Training Program at UCLA Anderson School of Business. He was former vice chair and board member of NY Chinatown Partnership Local Development Corporation, director of NY Chinese Bankers Association, director of Cathay General Bancorp, Cathay Bank and Cathay Bank Foundation, Western Bankers Association, California Bankers Association, Foothill Family Services at Pasadena and Worldwide Christian Churches Ministries. Mr. Tai was invited to become a member of the Committee of 100 in 2019. We believe Mr. Tai is well-qualified to serve as a member of our board of directors given his experience, relationships and contacts.

Nan Sun. Mr. Sun has been our director since April 2021. Mr. Sun currently serves as general manager of H-Bar Continuous Cast Iron Corp. from 2014. Mr. Sun has been a professor in Xi'an University of Technology, China and a guest professor in University of Notre Dame, U.S. since August 2017. Prior to that Mr. Sun was an associate professor in Jiangsu University, China from April 2015 to August 2017. Mr. Sun was a post-doc research associate in Department of Physics, Purdue University, U.S., from December 2011 to March 2012, and in Harper Cancer Center, University of Notre Dame, U.S., from March 2012 to June 2015. Mr. Sun has a list of publications on various meetings, conferences and journals. Mr. Sun obtained two patents, one for inventing a new device for recycle Fumric acid recycle in 2014 and one for inventing a new method for waste water treatment, recycle, and chemical extraction for profits in 2012. He has been a member of The Minerals, Metals & Materials Society (TMS), Society of Photo-Optical Instrumentation Engineers (SPIE), and American Physical Society (APS). Mr. Sun graduated with a bachelor's degree in Intensive Instruction (a special program for cultivating scientists) from Nanjing University, China in 2003. Mr. Sun earned his Ph.D and master's degree in Physics from University of Notre Dame, U.S. in 2012 and 2007, respectively. We believe Mr. Sun is well-qualified to serve as a member of our board of directors given his experience, relationships and contacts.

Number of Officers and Directors

The Board of Directors currently is consisted of five (5) members. Each member of our board of directors will be elected at our annual meetings. In accordance with Nasdaq corporate governance requirements, we are not required to hold an annual meeting until one year after our first fiscal year end following our listing on Nasdaq.

Our officers are appointed by the board of directors and serve at the discretion of the board of directors, rather than for specific terms of office. Our board of directors is authorized to appoint persons to the offices set forth in our bylaws as it deems appropriate. Our bylaws provide that our officers may consist of a Chief Executive Officer, a Chief Financial Officer, a Secretary and such other officers (including, without limitation, a Chairman of the Board, Presidents, Vice Presidents, Assistant Secretaries and a Treasurer) as may be determined by the board of directors.

Director Independence

Nasdaq listing standards require that a majority of our board of directors be independent. An "independent director" is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship which in the opinion of the company's board of directors, would interfere with the director's exercise of independent judgment in carrying out the responsibilities of a director. Our board of directors has determined that each of Jonathan McKeage, Pin Tai, and Nan Sun are "independent directors" as defined in the Nasdaq listing standards and applicable SEC rules. Our independent directors will have regularly scheduled meetings at which only independent directors are present.

Committees of the Board of Directors

Our board of directors has three standing committees: an audit committee, a nominating committee, and a compensation committee. Subject to phase-in rules and a limited exception, Nasdaq rules and Rule 10A-3 of the Exchange Act require that the audit committee of a listed company be comprised solely of independent directors, and Nasdaq rules require that the compensation committee of a listed company be comprised solely of independent directors.

Audit Committee

Under the Nasdaq listing standards and applicable SEC rules, we are required to have three members of the audit committee all of whom must be independent. We have established an audit committee of the board of directors, which consists of Jonathan McKeage, Pin Tai, and Nan Sun, each of whom is an independent director under Nasdaq's listing standards. Jonathan McKeage is the Chairperson of the audit committee. The audit committee's duties, which are specified in our Audit Committee Charter, include, but are not limited to:

- reviewing and discussing with management and the independent auditor the annual audited financial statements, and recommending to the board whether the audited financial statements should be included in our Form 10-K;

- discussing with management and the independent auditor significant financial reporting issues and judgments made in connection with the preparation of our financial statements;

- discussing with management major risk assessment and risk management policies;

- monitoring the independence of the independent auditor;

- verifying the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law;

- reviewing and approving all related-party transactions;

- inquiring and discussing with management our compliance with applicable laws and regulations;

- pre-approving all audit services and permitted non-audit services to be performed by our independent auditor, including the fees and terms of the services to be performed;

- appointing or replacing the independent auditor;

- determining the compensation and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work;

- establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or reports which raise material issues regarding our financial statements or accounting policies; and

- approving reimbursement of expenses incurred by our management team in identifying potential target businesses.

Financial Experts on Audit Committee

The audit committee will at all times be composed exclusively of "independent directors" who are "financially literate" as defined under Nasdaq listing standards. Nasdaq listing standards define "financially literate" as being able to read and understand fundamental financial statements, including a company's balance sheet, income statement and cash flow statement.

In addition, we must certify to Nasdaq that the committee has, and will continue to have, at least one member who has past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background that results in the individual's financial sophistication. The board of directors has determined that Pin Tai qualified as an "audit committee financial expert," as defined under rules and regulations of the SEC.

Nominating Committee

We have established a nominating committee of the board of directors, which consists of Jonathan McKeage, Pin Tai, and Nan Sun, each of whom is an independent director under Nasdaq's listing standards. Nan Sun is the Chairperson of the nominating committee. The nominating committee is responsible for overseeing the selection of persons to be nominated to serve on our board of directors. The nominating committee considers persons identified by its members, management, stockholders, investment bankers and others.

Guidelines for Selecting Director Nominees

The guidelines for selecting nominees, which are specified in the Nominating Committee Charter, generally provide that persons to be nominated:

- should have demonstrated notable or significant achievements in business, education or public service;

- should possess the requisite intelligence, education and experience to make a significant contribution to the board of directors and bring a range of skills, diverse perspectives and backgrounds to its deliberations; and

- should have the highest ethical standards, a strong sense of professionalism and intense dedication to serving the interests of the stockholders.

The nominating committee will consider a number of qualifications relating to management and leadership experience, background and integrity and professionalism in evaluating a person's candidacy for membership on the board of directors. The nominating committee may require certain skills or attributes, such as financial or accounting experience, to meet specific board needs that arise from time to time and will also consider the overall experience and makeup of its members to obtain a broad and diverse mix of board members. The board of directors will also consider director candidates recommended for nomination by our stockholders during such times as they are seeking proposed nominees to stand for election at the next annual meeting of stockholders (or, if applicable, a special meeting of stockholders). Our stockholders that wish to nominate a director for election to the Board should follow the procedures set forth in our certificate of incorporation. The nominating committee does not distinguish among nominees recommended by stockholders and other persons.

Compensation Committee

We have established a compensation committee of the board of directors, which consists of Jonathan McKeage, Pin Tai, and Nan Sun, each of whom is an independent director under Nasdaq's listing standards. Jonathan McKeage is the Chairperson of the compensation committee. The compensation committee's duties, which are specified in our Compensation Committee Charter, include, but are not limited to:

- reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer's compensation, evaluating our Chief Executive Officer's performance in light of such goals and objectives and determining and approving the remuneration (if any) of our Chief Executive Officer's based on such evaluation;

- reviewing and approving the compensation of all of our other executive officers;

- reviewing our executive compensation policies and plans;

- implementing and administering our incentive compensation equity-based remuneration plans;

- assisting management in complying with our proxy statement and annual report disclosure requirements;

- approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our executive officers and employees;

- if required, producing a report on executive compensation to be included in our annual proxy statement; and

- reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

Notwithstanding the foregoing, as indicated above, no compensation of any kind, including finders, consulting or other similar fees, will be paid to any of our existing stockholders, including our directors or any of their respective affiliates, prior to, or for any services they render in order to effectuate, the consummation of a business combination. Accordingly, it is likely that prior to the consummation of an initial business combination, the compensation committee will only be responsible for the review and recommendation of any compensation arrangements to be entered into in connection with such initial business combination.

Code of Ethics

We have adopted a code of conduct and ethics applicable to our directors, officers and employees in accordance with applicable federal securities laws. We have filed a copy of our Code of Ethics as an exhibit to our Registration Statement on Form S-1. You will be able to review these documents by accessing our public filings at the SEC's web site at *www.sec.gov*. In addition, a copy of the Code of Ethics will be provided without charge upon request from us. We intend to disclose any amendments to or waivers of certain provisions of our Code of Ethics in a Current Report on Form 8-K.

Conflicts of Interest

In general, officers and directors of a corporation incorporated under the laws of the State of Delaware are required to present business opportunities to a corporation if:

- the corporation could financially undertake the opportunity;

- the opportunity is within the corporation's line of business; and

- it would not be fair to the corporation and its stockholders for the opportunity not to be brought to the attention of the corporation.

In relation to the foregoing, our amended and restated certificate of incorporation provides that:

• we renounce any interest or expectancy in, or being offered an opportunity to participate in, any business opportunities that are presented to us or our officers or directors or stockholders or affiliates thereof, including but not limited to, our initial stockholders and its affiliates, except as may be prescribed by any written agreement with us; and

• our officers and directors will not be liable to our company or our stockholders for monetary damages for breach of any fiduciary duty by reason of any of our activities or any of our initial stockholders or its affiliates to the fullest extent permitted by Delaware law.

Each of our officers and directors presently has, and any of them in the future may have additional, fiduciary or contractual obligations to another entity pursuant to which such officer or director is or will be required to present a business combination opportunity to such entity. Accordingly, if any of our officers or directors becomes aware of a business combination opportunity which is suitable for an entity to which he or she has then-current fiduciary or contractual obligations, he or she will honor these fiduciary obligations under applicable law. Our amended and restated certificate of incorporation provides that we renounce our interest in any corporate opportunity offered to any director or officer unless such opportunity is expressly offered to such person solely in his or her capacity as a director or officer of our company and such opportunity is one we are legally and contractually permitted to undertake and would otherwise be reasonable for us to pursue.

The following table summarizes the relevant pre-existing fiduciary or contractual obligations of our officers and directors:

Name of Individual	Name of Affiliated Company	Affiliation	Priority/Preference relative to Goldenstone Acquisition Limited
Eddie Ni	Windfall Group	Chief Executive Officer and Chairman	Windfall Group
Ray Chen	Goldenbridge Acquisition Limited	Chief Operating Officer	Goldenbridge Acquisition Limited
Yongsheng Liu	Goldenbridge Acquisition Limited	Chief Executive Officer and Chairman	Goldenbridge Acquisition Limited
Jonathan McKeage	American Education Center, Inc.	Chief Executive Officer	American Education Center, Inc.
Nan Sun	H-Bar Continuous Cast Iron Corp	General Manager	H-Bar Continuous Cast Iron Corp

Potential investors should also be aware of the following other potential conflicts of interest:

• None of our officers or directors is required to commit his or her full time to our affairs and, accordingly, may have conflicts of interest in allocating his or her time among various business activities.

• Our sponsors, executive officers and directors have agreed to waive their redemption rights with respect to their founder shares and any public shares they hold in connection with the consummation of our initial business combination. Additionally, our sponsors, executive officers and directors have agreed to waive their redemption rights with respect to their founder shares if we fail to consummate our initial business combination within 15 months after the closing of the IPO, although they will be entitled to liquidating distributions from the trust account with respect to any public shares they hold. If we do not complete our initial business combination within such applicable time period, the proceeds of the sale of the private placement units will be used to fund the redemption of our public shares, and the private placement units will expire worthless. With certain limited exceptions, the founder shares will not be transferable, assignable or salable by our initial stockholders until the earlier of (1) one year after the completion of our initial business combination and (2) the date on which we consummate a liquidation, merger, capital stock exchange, reorganization, or other similar transaction after our initial business combination that results in all of our stockholders having the right to exchange their shares of common stock for cash, securities or other property. Notwithstanding the foregoing, if the last sale price of our common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after our initial business combination, the founder shares will be released from the lock-up. With certain limited exceptions, the private placement units and the securities underlying such units will not be transferable, assignable or salable by our initial stockholders until 30 days after the completion of our initial business combination. Since our initial stockholders and officers and directors may directly or indirectly own common stock and warrants following the IPO, our officers and directors may have a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate our initial business combination.

- Our officers and directors may have a conflict of interest with respect to evaluating a particular business combination if the retention or resignation of any such officers and directors was included by a target business as a condition to any agreement with respect to our initial business combination.

- Our initial stockholders, officers or directors may have a conflict of interest with respect to evaluating a business combination and financing arrangements as we may obtain loans from our initial stockholders or an affiliate of our initial stockholders or any of our officers or directors to finance transaction costs in connection with an intended initial business combination. Up to $1,500,000 of such loans may be, at the option of the lender, convertible into placement units at a price of $1.00 per unit. Such units would be identical to the private placement units, including as to exercise price, exercisability and exercise period.

- Our initial stockholders, officers and directors may be owed reimbursement for expenses incurred in connection with certain activities on our behalf which would only be repaid if we complete an initial business combination.

The conflicts described above may not be resolved in our favor.

We are not prohibited from pursuing an initial business combination with a company that is affiliated with our initial stockholders, officers or directors. In the event we seek to complete our initial business combination with such a company, we, or a committee of independent directors, would obtain an opinion from an independent investment banking firm which is a member of FINRA, or from an independent accounting firm, that such an initial business combination is fair to our company from a financial point of view.

In the event that we submit our initial business combination to our public stockholders for a vote, our sponsors, executive officers, and directors have agreed to vote their founder shares and any public shares purchased in or after the IPO in favor of our initial business combination.

Limitation on Liability and Indemnification of Officers and Directors

Our amended and restated certificate of incorporation provides that our officers and directors will be indemnified by us to the fullest extent authorized by Delaware law, as it now exists or may in the future be amended. In addition, our amended and restated certificate of incorporation provides that our directors will not be personally liable for monetary damages to us for breaches of their fiduciary duty as directors, except to the extent such exemption from liability or limitation thereof is not permitted by the DGCL.

We will enter into agreements with our officers and directors to provide contractual indemnification in addition to the indemnification provided for in our amended and restated certificate of incorporation. Our bylaws also permit us to maintain insurance on behalf of any officer, director or employee for any liability arising out of his or her actions, regardless of whether Delaware law would permit such indemnification. We will obtain a policy of directors' and officers' liability insurance that insures our officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures us against our obligations to indemnify our officers and directors.

These provisions may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against officers and directors, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder's investment may be adversely affected to the extent we pay the costs of settlement and damage awards against officers and directors pursuant to these indemnification provisions.

We believe that these provisions, the directors' and officers' liability insurance and the indemnity agreements are necessary to attract and retain talented and experienced officers and directors.

ITEM 11. EXECUTIVE COMPENSATION

Executive Officers and Director Compensation

No executive officer has received any cash compensation for services rendered to us. No compensation of any kind, including finders, consulting or other similar fees, will be paid to any of our existing stockholders, including our directors, or any of their respective affiliates, prior to, or for any services they render in order to effectuate, the consummation of a business combination. However, such individuals will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. There is no limit on the amount of these out-of-pocket expenses and there will be no review of the reasonableness of the expenses by anyone other than our board of directors and audit committee, which includes persons who may seek reimbursement, or a court of competent jurisdiction if such reimbursement is challenged.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The following table sets forth as of May 24, 2024 the number of shares of common stock beneficially owned by (i) each person who is known by us to be the beneficial owner of more than five percent of our issued and outstanding shares of common stock (ii) each of our officers and directors; and (iii) all of our officers and directors as a group. As of May 24, 2024, we had 6,837,711 shares of common stock issued and outstanding.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them. The following table does not reflect record of beneficial ownership of any shares of common stock issuable upon exercise of the warrants or in connection with the rights, as the warrants and rights are not exercisable within 60 days of May 24, 2024.

Name and Address of Beneficial Owner[1]	Number of Shares Beneficially Owned	Approximate Percentage of Outstanding Common Stock
Eddie Ni[2]	1,217,975	17.8
Ray Chen[3]	187,813	*
Jonathan McKeage	15,000	*
Pin Tai	15,000	*
Nan Sun	15,000	*
All directors and executive officers (five individuals) as a group	1,450,788	21.2
5% Stockholders		
Goldenstone Capital, LLC	842,350	12.3
Mizuho Financial Group, Inc.[4]	483,898	7.1
First Trust Merger Arbitrage Fund[5]	428,536	6.3

---

*   Less than 1%.

(1)   Unless otherwise indicated, the business address of each of the individuals is c/o Goldenstone Acquisition Limited, 37-02 Prince Street; 2nd Floor, Flushing, NY 11354.

(2)   Consists of 842,350 shares owned by Goldenstone Capital, LLC, currently controlled by Eddie Ni, 200,000 shares owned by Goldenstone Holding, LLC and 175,625 shares included in private placement units purchased by Goldenstone Holding, LLC.

(3)   Ray Chen owns and controls such shares through Raymond Charles Holding, LLC.

(4)   Based on a Scheduled 13G filed with the SEC on February 13, 2024. Mizuho Financial Group, Inc., Mizuho Bank, Ltd. and Mizuho Americas LLC may be deemed to be indirect beneficial owners of said equity securities directly held by Mizuho Securities USA LLC which is their wholly-owned subsidiary. The address of the reporting person is 1–5–5, Otemachi, Chiyoda-ku, Tokyo 100-8176, Japan.

(5)   Based on a Scheduled 13G filed with the SEC on February 14, 2024, submitted jointly by First Trust Merger Arbitrage Fund ("VARBX"), First Trust Capital Management L.P. ("FTCM"), First Trust Capital Solutions L.P. ("FTCS") and FTCS Sub GP LLC ("Sub GP"). FTCM is deemed the beneficial owner of any shares of the Company's Common Stock held in certain

client accounts. FTCS and Sub GP may be deemed to control FTCM and therefore may be deemed to be beneficial owners of the Common Stock reported in the Schedule 13G. No one individual controls FTCS or Sub GP. FTCS and Sub GP do not own any Common Stock of the Company for their own accounts. The principal business address of FTCM, FTCS and Sub GP is 225 W. Wacker Drive, 21ˢᵗ Floor, Chicago, IL 60606. The principal business address of VARBX is 235 West Galena Street, Milwaukee, WI 53212.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

In March 2021, the Company issued 1,437,500 shares of common to our initial stockholders, which we refer to throughout this Form 10-K as the "insider shares," for an aggregate purchase price of $25,874, or approximately $0.018 per share. In January 2022, in connection with the possible increase in the size of the offering, the Company declared a 20% stock dividend on each outstanding share. This resolution was subsequently rescinded and no additional shares were issued.

Our sponsor purchased from us an aggregate of 325,000 private units at $10.00 per private unit (for a total purchase price of $3,250,000). These purchases will take place on a private placement basis simultaneously with the consummation of this offering. All of the proceeds we receive from these purchases will be placed in the trust account described below. Our sponsor has also agreed that if the over-allotment option is exercised by the underwriters, they will purchase from us at a price of $10.00 per private unit an additional number of private units (up to a maximum of 26,250 private units) *pro rata* with the amount of the over-allotment option exercised so that at least $10.15 per share sold to the public in this offering is held in trust regardless of whether the over-allotment option is exercised in full or part. These additional private units will be purchased in a private placement that will occur simultaneously with the purchase of units resulting from the exercise of the over-allotment option. The private units are identical to the units sold in this offering except as otherwise described in this Form 10-K. The purchasers have agreed not to transfer, assign or sell any of the private units or the underlying securities (except to the same permitted transferees as the insider shares) until the completion of our initial business combination.

If any of our officers or directors becomes aware of an initial business combination opportunity that falls within the line of business of any entity to which he or she has then-current fiduciary or contractual obligations, he or she will honor his or her fiduciary or contractual obligations to present such business combination opportunity to such other entity. Our officers and directors currently have certain relevant fiduciary duties or contractual obligations that may take priority over their duties to us.

We are obligated, commencing on the closing date of the offering and for 12 months, to pay our sponsor's affiliate and officers, a total monthly fee of $25,000. The payment is for general and administrative services including office space, utilities, secretarial support and officers' services to us. Specifically, $2,000 will be paid to our sponsor's affiliate, Windfall Plaza Management, LLC, for the office space, utilities, and secretarial support; $10,000, $8,000 and $5,000 will be paid to Mr. Yongsheng Liu, Mr. Eddie Ni, and Mr. Ray Chen respectively. However, pursuant to the terms of such agreement, we may delay payment of such monthly fee upon a determination by our audit committee that we lack sufficient funds held outside the trust to pay actual or anticipated expenses in connection with our initial business combination. Any such unpaid amount will accrue without interest and be due and payable no later than the date of the consummation of our initial business combination.

Other than the foregoing, no compensation of any kind, including any finder's fee, reimbursement, consulting fee or monies in respect of any payment of a loan, will be paid by us to our sponsor, officers and directors, or any affiliate of our sponsor or officers, prior to, or in connection with any services rendered in order to effectuate, the consummation of an initial business combination (regardless of the type of transaction that it is). However, these individuals will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Our audit committee will review on a quarterly basis all payments that were made to our sponsor, officers, directors or our or their affiliates and will determine which expenses and the amount of expenses that will be reimbursed. There is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred by such persons in connection with activities on our behalf.

If needed to finance transaction costs in connection with searching for a target business or consummating an intended initial business combination, our initial stockholders, officers, directors or their affiliates may, but are not obligated to, loan us funds as may be required. In the event that the initial business combination does not close, we may use a portion of the working capital held outside the trust account to repay such loaned amounts, but no proceeds from our trust account would be used for such repayment. Such loans would be evidenced by promissory notes. The notes would either be paid upon consummation of our initial business combination, without interest, or, at the lender's discretion, up to $600,000 of the notes may be converted upon consummation of our business combination into private units at a price of $10.00 per unit. Our stockholders have approved the issuance of the units and underlying securities upon conversion of such notes, to the extent the holder wishes to so convert them at the time of the consummation of our initial business combination. If we do not complete a business combination, the loans would be repaid out of funds not held in the trust account, and only to the extent available.

After our initial business combination, members of our management team who remain with us may be paid consulting, management or other fees from the combined company with any and all amounts being fully disclosed to our stockholders, to the extent then known, in the tender offer or proxy solicitation materials, as applicable, furnished to our stockholders. It is unlikely the amount of such compensation will be known at the time of distribution of such tender offer materials or at the time of a stockholder meeting held to consider our initial business combination, as applicable, as it will be up to the directors of the post-combination business to determine executive and director compensation.

We have entered into a registration rights agreement with respect to insider shares, the private units and its underlying securities, the units issuable upon conversion of working capital loans (if any) and the shares of common stock issuable upon exercise of the foregoing.

Related Party Policy

We have adopted a code of ethics requiring us to avoid, wherever possible, all conflicts of interests, except under guidelines or resolutions approved by our Board of Directors (or the appropriate committee of our board) or as disclosed in our public filings with the SEC. Under our code of ethics, conflict of interest situations will include any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) involving the company. A form of our code of ethics was filed as an exhibit to the registration statement in connection with our IPO.

In addition, our audit committee, pursuant to a written charter that we will adopt prior to the consummation of this offering, will be responsible for reviewing and approving related party transactions to the extent that we enter into such transactions. An affirmative vote of a majority of the members of the audit committee present at a meeting at which a quorum is present will be required in order to approve a related party transaction. A majority of the members of the entire audit committee will constitute a quorum. Without a meeting, the unanimous written consent of all of the members of the audit committee will be required to approve a related party transaction. A form of the audit committee charter that was adopted was filed as an exhibit to the registration statement in connection with our IPO. We also require each of our directors and executive officers to complete a directors' and officers' questionnaire that elicits information about related party transactions.

These procedures are intended to determine whether any such related party transaction impairs the independence of a director or presents a conflict of interest on the part of a director, employee or officer.

To further minimize conflicts of interest, we have agreed not to consummate our initial business combination with an entity that is affiliated with any of our insiders, officers or directors unless we have obtained an opinion from an independent investment banking firm and the approval of a majority of our disinterested and independent directors (if we have any at that time) that the business combination is fair to our unaffiliated stockholders from a financial point of view. Furthermore, no finder's fees, reimbursements or cash payments will be made to our sponsor, officers or directors, or our or their affiliates, for services rendered to us prior to or in connection with the completion of our initial business combination. However, the following payments will be made to our sponsor, officers or directors, or our or their affiliates, none of which will be made from the proceeds of this offering held in the trust account prior to the completion of our initial business combination:

- repayment of an aggregate of up to $300,000 in loans made to us by our sponsor to cover offering-related and organizational expenses;

- reimbursement for any out-of-pocket expenses related to identifying, investigating and completing an initial business combination; and

- repayment of loans which may be made by our sponsor or an affiliate of our sponsor or certain of our officers and directors to finance transaction costs in connection with an intended initial business combination, the terms of which have not been determined nor have any written agreements been executed with respect thereto. Up to $600,000 of such working capital loans may be convertible into units at a price of $10.00 per unit at the option of the lender.

Our audit committee will review on a quarterly basis all payments that were made to our sponsor, officers or directors, or our or their affiliates.

After our initial business combination, members of our management team who remain with us may be paid consulting, management or other fees from the combined company with any and all amounts being fully disclosed to our stockholders, to the extent then known, in the tender offer or proxy solicitation materials, as applicable, furnished to our stockholders. It is unlikely the amount of such compensation will be known at the time of distribution of such tender offer materials or at the time of a stockholder meeting held to consider our initial business combination, as applicable, as it will be up to the directors of the post-combination business to determine executive officer and director compensation.

In connection with the IPO, we entered into a registration rights agreement with respect to the founder shares and private placement units (and underlying securities).

Policy for Approval of Related Party Transactions

The audit committee of our board of directors has adopted a policy setting forth the policies and procedures for its review and approval or ratification of "related party transactions." Pursuant to the policy, the audit committee will consider (i) the relevant facts and circumstances of each related party transaction, including if the transaction is on terms comparable to those that could be obtained in arm's-length dealings with an unrelated third party, (ii) the extent of the related party's interest in the transaction, (iii) whether the transaction contravenes our code of ethics or other policies, (iv) whether the audit committee believes the relationship underlying the transaction to be in the best interests of the company and its stockholders and (v) the effect that the transaction may have on a director's status as an independent member of the board and on his or her eligibility to serve on the board's committees. Management will present to the audit committee each proposed related party transaction, including all relevant facts and circumstances relating thereto. Under the policy, we may consummate related party transactions only if our audit committee approves or ratifies the transaction in accordance with the guidelines set forth in the policy. The policy will not permit any director or executive officer to participate in the discussion of, or decision concerning, a related person transaction in which he or she is the related party.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

During the fiscal year ended March 31, 2024 the firms, of Marcum Asia, the Company's current independent registered public accounting firm, and previously Marcum LLP and Friedman, acted as our principal independent registered public accounting firm. The following is a summary of fees paid or to be paid to Marcum Asia Marcum LLP, and Friedman for services rendered.

Audit Fees.   Audit fees consist of fees billed for professional services rendered for the audit of our year-end financial statements and services that are currently provided by Marcum Asia, and previously provided by Marcum LLP and Friedman, in connection with regulatory filings. The aggregate fees billed by Marcum Asia, Marcum LLP, and Friedman for professional services rendered for the audit of our annual financial statements, and other required filings with the SEC for the fiscal years ended March 31, 2024 and 2023 totaled $98,880 and $66,000, respectively. This amount includes interim procedures and audit fees, as well as attendance at audit committee meetings.

Audit-Related Fees.   There were no fees billed by Marcum Asia or Marcum LLP for consultations concerning financial accounting and reporting standards for the fiscal years ended March 31, 2024 and 2023 nor were any such services provided.

Tax Fees.   There were no fees billed by Marcum Asia or Marcum LLP for tax planning and tax advice for the fiscal years ended March 31, 2024 and 2023 nor were any such services provided.

All Other Fees. There were no fees billed by Marcum Asia, or Marcum LLP for other services for the fiscal years ended March 31, 2024 and 2023 nor were any such services provided.

Pre-Approval of Services

Since our audit committee had not yet been formed when the work commenced in 2020, the audit committee was not able to pre-approve all of the foregoing services, although all such services were approved by our board of directors. Since the formation of our audit committee, and on a going-forward basis, the audit committee has and will pre-approve all auditing services and permitted non-audit services to be performed for us by our auditors, including the fees and terms thereof (subject to the de minimis exceptions for non-audit services described in the Exchange Act which are approved by the audit committee prior to the completion of the audit).

PART IV

ITEM 15 EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)   The following are filed with this report:

    (1)   The financial statements listed on the Financial Statements' Table of Contents

    (2)   Not applicable

(b)   Exhibits

The following exhibits are filed with this report. Exhibits which are incorporated herein by reference can be obtained from the SEC's website at *sec.gov*.

Exhibit No.	Description
1.1	Underwriting Agreement, dated March 16, 2022 by and between the Company and Maxim Group LLC (incorporated by reference to Exhibit 1.1 to the Current Report on Form 8-K dated March 16, 2022)
3.1	Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K dated March 16, 2022)
3.2	Bylaws of the Registrant (incorporated by reference to Exhibit 3.4 to the Registrant's Registration Statement on Form S-1 filed with the Securities & Exchange Commission on June 21, 2021)
4.1	Specimen Unit Certificate (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-1 filed with the Securities & Exchange Commission on June 21, 2021)
4.2	Specimen Common Stock Certificate (incorporated by reference to Exhibit 4.2 to the Registration Statement on Form S-1 filed with the Securities & Exchange Commission on June 21, 2021)
4.3	Specimen Warrant Certificate (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form S-1 filed with the Securities & Exchange Commission on June 21, 2021)
4.4	Specimen Right Certificate (incorporated by reference to Exhibit 4.4 to the Registration Statement on Form S-1 filed with the Securities & Exchange Commission on June 21, 2021)
4.5	Warrant Agreement, dated March 16, 2022 between Continental Stock Transfer & Trust Company and the Registrant (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K dated March 16, 2022 and filed with the Securities and Exchange Commission
4.6	Rights Agreement, dated March 16, 2022 between Continental Stock Transfer & Trust Company and the Registrant (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K dated March 16, 2022 and filed with the Securities and Exchange Commission
4.7	Description of Securities — Filed as exhibit 4.7 to Form 10-K on 6/29/2022
10.1	Letter Agreement, dated March 16, 2022, among the Registrant and its officers, directors and initial stockholders, (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K dated March 16, 2022)
10.2	Investment Management Trust Agreement, dated March 16, 2022, between Continental Stock Transfer & Trust Company and the Registrant. (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K dated March 16, 2022)
10.3	Stock Escrow Agreement, dated March 16, 2022, by and among the Company, its initial stockholders and Continental Stock Transfer & Trust Company as escrow agent (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K dated March 16, 2022)
10.4	Registration Rights Agreement, dated March 16, 2022, among the Registrant and certain security holders of the Registrant (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K dated March 16, 2022)
10.6	Administrative Support Agreement, dated March 16, 2022, by and between the Registrant and Bannix Management (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K dated March 16, 2022)
10.7	Unit Purchase Option, dated March 21, 2022 by and between the Registrant and Maxim Group LLC (incorporated by reference to Exhibit 10.7 to the Current Report on Form 8-K dated March 16, 2022)
10.8	Joint Agreement to Terminate Merger Agreement, dated September 30, 2022, by and among Roxe Holding Inc, Goldenstone Acquisition Limited — Filed as exhibit 2.1 to Form 8-K on 10/5/2022

Exhibit No.	Description
10.9	Merger Agreement, dated June 21, 2022 by and among Roxe Holding Inc, Goldenstone Acquisition Limited, Goldenstone Merger Sub, Inc. and Amazon Capital Inc. - Filed as exhibit 2.1 to Form 8-K on 6/27/2022
14	Code of Ethics (incorporated by reference to Exhibit 14 to the Registration Statement on Form S-1 filed with the Securities & Exchange Commission on June 21, 2021)
31.1	Certification of Chief Executive and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of Chief Executive and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97.1	Clawback Policy
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

Item 16.   Form 10-K Summary

None

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Exchange Act of 1934, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDENSTONE ACQUISITION LIMITED

Dated: June 3, 2024

By: /s/ Eddie Ni
Name: Eddie Ni
Title: Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Eddie Ni Eddie Ni	Chairman and Chief Executive Officer (Principal Executive Officer)	June 3, 2024
/s/ Ray Chen Ray Chen	Chief Financial Officer (Principal Accounting and Financial Officer)	June 3, 2024
/s/ Jonathan McKeage Jonathan McKeage	Director	June 3, 2024
/s/ Pin Tai Pin Tai	Director	June 3, 2024
/s/ Nan Sun Nan Sun	Director	June 3, 2024

[THIS PAGE INTENTIONALLY LEFT BLANK.]

GOLDENSTONE ACQUISITION LIMITED
INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
Goldenstone Acquisition Limited

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Goldenstone Acquisition Limited (the "Company") as of March 31, 2024 and 2023, the related consolidated statements of operations, changes in stockholders' deficit and cash flows for each of the two years ended March 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2024 and 2023, and the results of its operations and its cash flows for each of the two years ended March 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph — Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1 to the financial statements, the Company is a Special Purpose Acquisition Corporation that was formed for the purpose of completing a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses or entities on or before June 21, 2024. There is no assurance that the Company will obtain the necessary approvals or raise the additional capital it needs to fund its business operations and complete any business combination prior to June 21, 2024, if at all. The Company also has no approved plan in place to extend the business combination deadline beyond June 21, 2024 and lacks the capital resources needed to fund operations and complete any business combination, even if the deadline to complete a business combination is extended to a later date. These matters raise substantial doubt about the Company's ability to continue as a going concern. Management's plans with regard to these matters are also described in Note 1. The financial statements do not include any adjustments that may be necessary should the Company be unable to continue as a going concern.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP

We have served as the Company's auditor since 2023.

New York, NY

June 3, 2024

Firm ID#: 5395

GOLDENSTONE ACQUISITION LIMITED
CONSOLIDATED BALANCE SHEETS

		March 31, 2024		March 31, 2023
ASSETS				
Current assets:				
Cash.	$	30,823	$	10,763
Prepaid expenses		60,750		52,500
Total current assets		91,573		63,263
Dividend receivable.		243,073		228,904
Cash and Investments held in Trust Account		55,495,253		60,156,291
TOTAL ASSETS	$	55,829,899	$	60,448,458
LIABILITIES, TEMPORARY EQUITY, AND STOCKHOLDERS' DEFICIT				
Current liabilities:				
Accrued expenses	$	492,826	$	204,882
Working capital and extension loans – related party		1,791,000		320,000
Due to related parties		25,000		25,000
Business combination deposits		200,000		125,000
Income tax payable		358,882		253,426
Franchise tax payable		12,300		12,000
Excise payable.		81,578		—
Total current liabilities		2,961,586		940,308
Deferred tax liability.		51,045		48,070
Deferred underwriting discounts and commissions		2,012,500		2,012,500
TOTAL LIABILITIES		5,025,131		3,000,878
Commitments and contingencies				
Common stock subject to possible redemption, 4,991,461 and 5,750,000 shares at redemption value of $11.10 and $10.46 per share as of March 31, 2024 and 2023, respectively		55,426,618		59,544,769
Stockholders' deficit:				
Common stock, $0.0001 par value, 15,000,000 shares authorized, 1,846,250 shares issued and outstanding as of March 31, 2024 and 2023		185		185
Additional paid-in capital		—		—
Accumulated deficit		(4,622,035)		(2,097,374)
Total stockholders' deficit		(4,621,850)		(2,097,189)
TOTAL LIABILITIES, TEMPORARY EQUITY, AND STOCKHOLDERS' DEFICIT	$	55,829,899	$	60,448,458

The accompanying notes are an integral part of these consolidated financial statements.

GOLDENSTONE ACQUISITION LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Year Ended March 31, 2024	For the Year Ended March 31, 2023
Formation and operating costs	$ (717,167)	$ (998,735)
Franchise tax expenses	(129,953)	(38,043)
Loss from operations	(847,120)	(1,036,778)
Other income:		
Income from business combination deposits forfeited by the former target company	125,000	—
Interest earned on investment held in Trust Account	2,934,879	1,483,785
Income before income taxes	2,212,759	447,007
Income taxes provision	(616,192	(301,496)
Net income	$ 1,596,567	$ 145,511
Basic and diluted weighted average shares outstanding, common stock subject to possible redemption	5,379,021	5,750,000
Basic and diluted net income per share, common stock subject to possible redemption	$ 0.41	$ 0.50
Basic and diluted weighted average shares outstanding, common stock attributable to Goldenstone Acquisition Limited	1,846,250	1,846,250
Basic and diluted net loss per share, common stock attributable to Goldenstone Acquisition Limited	$ (0.34)	$ (1.47)

The accompanying notes are an integral part of these consolidated financial statements.

GOLDENSTONE ACQUISITION LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' (DEFICIT) EQUITY

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' (Deficit) Equity
	Shares	Amount			
Balance – March 31, 2022.	1,846,250	$ 185	$ 9,087,305	$ (54,502)	$ 9,032,988
Accretion of initial measurement of common stock subject to redemption value.	—	—	(9,087,305)	(1,006,114)	(10,093,419)
Accretion of subsequent measurement of common stock subject to redemption value	—	—	—	(1,182,269)	(1,182,269)
Net income	—	—	—	145,511	145,511
Balance – March 31, 2023.	1,846,250	185	—	(2,097,374)	(2,097,189)
Accretion of subsequent measurement of common stock subject to redemption value	—	—	—	(4,039,650)	(4,039,650)
Excise tax payable attributable to redemption of common stock	—	—	—	(81,578)	(81,578)
Net income	—	—	—	1,596,567	1,596,567
Balance – March 31, 2024.	1,846,250	$ 185	$ —	$ (4,622,035)	$ (4,621,850)

The accompanying notes are an integral part of these consolidated financial statements.

GOLDENSTONE ACQUISITION LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended March 31, 2024	For the Year Ended March 31, 2023
Cash Flows from Operating Activities:		
Net income	$ 1,596,567	$ 145,511
Adjustments to reconcile net income to net cash used in operating activities:		
Income from business combination deposits forfeited by the former target company	(125,000)	
Interest earned on investment held in Trust Account	(2,934,879)	(1,483,785)
Deferred tax expense	2,975	48,070
Change in operating assets and liabilities:		
Prepaid expenses	(8,250)	(50,000)
Accrued expenses	287,945	204,084
Due to related parties	—	25,000
Income tax payable	105,456	253,426
Franchise tax payable	300	200
Net Cash Used in Operating Activities	(1,074,886)	(857,494)
Cash Flows from Investing Activities:		
Cash withdrawn from Trust Account for payment to redeeming stockholders	8,157,801	—
Deposit of cash held in Trust Account	—	(575,000)
Purchase of investment held in Trust Account	(1,275,000)	—
Withdrawal of investment held in Trust Account	698,946	38,293
Net Cash Provided by (Used in) Investing Activities	7,581,747	(536,707)
Cash Flows from Financing Activities:		
Redemption of common stock	(8,157,801)	—
Proceeds from working capital and extension loans from related party	1,471,000	320,000
Business combination deposits	200,000	125,000
Net Cash (Used in) Provided by Financing Activities	(6,486,801)	445,000
Net Change in Cash	20,060	(949,201)
Cash at beginning of year	10,763	959,964
Cash at end of year	$ 30,823	$ 10,763
Supplemental Cash Flow Information		
Cash paid for income taxes	$ 506,854	$ —
Cash paid for interest	$ —	$ —
Supplemental Disclosure of Non-cash Financing Activities		
Excise tax payable attributable to redemption of common stock	$ 81,578	$ —
Accretion of initial measurement of common stock subject to redemption value	$ —	$ 10,093,419
Accretion of subsequent measurement of common stock subject to redemption value	$ 4,039,650	$ 1,182,269

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1 — ORGANIZATION AND BUSINESS BACKGROUND

Goldenstone Acquisition Limited (the "Company") is a Delaware corporation incorporated as a blank check company on September 9, 2020. The Company was formed for the purpose of entering into a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization or similar business combination with one or more businesses or entities (the "Business Combination"). The Company is not limited to a particular industry or geographic region for purposes of consummating a Business Combination.

On June 2, 2022, Goldenstone Merger Sub, Inc. ("Merger Sub") was incorporated in the state of Delaware as a corporation and is wholly-owned by the Company. Merger Sub was formed in connection with the execution of a business combination agreement that was subsequently terminated. It has not conducted any activities and is inactive.

The Company has selected March 31 as its fiscal year end. As of March 31, 2024 and 2023, the Company had not commenced any operations. For the period from September 9, 2020 (inception) to March 31, 2024, the Company's efforts have been limited to organizational activities as well as activities related to the Initial Public Offering (as defined below) and to consummate a Business Combination. The Company will not generate any operating revenues until after the completion of a Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income from the proceeds derived from the Initial Public Offering.

On March 21, 2022, the Company closed its initial public offering of 5,750,000 units, which includes the full exercise of the underwriters' over-allotment option. The units were sold at a price of $10.00 per unit, resulting in total gross proceeds of $57,500,000. Each unit consists of one share of common stock, one redeemable warrant and one right to receive one-tenth (1/10) of one share of common stock. Each redeemable warrant entitles the holder thereof to purchase one-half (1/2) of one share of common stock, and each ten (10) rights entitle the holder thereof to receive one share of common stock at the closing of a Business Combination. The exercise price of the warrants is $11.50 per full share.

Simultaneously with the closing of the Initial Public Offering, the Company completed the private sale of 351,250 units (the "Private Units") to the Sponsor, Ray Chen, our Chief Financial Officer, and Yongsheng Liu, our former Chief Operating Officer, each through their respective affiliated entities. Each Private Unit consists of one share of common stock, one warrant ("Private Warrant") and one right (each, a "Private Right"). Each Private Warrant entitles the holder to purchase one-half of one share of common stock at an exercise price of $11.50 per whole share. Each Private Right entitles the holder to receive one-tenth of one share of common stock at the closing of a Business Combination. The Private Units were sold at a purchase price of $10.00 per Private Unit, generating gross proceeds to the Company of $3,512,500. The Private Units are identical to the Public Units sold in the Initial Public Offering, except that the holders of the Private Units have agreed not to transfer, assign or sell any of the Private Units and the underlying securities (except to certain permitted transferees) until the completion of the Company's initial Business Combination.

The Company also issued 57,500 shares of Common Stock (the "Representative Shares") to Maxim Group LLC and/or its designees ("Maxim") as part of representative compensation. The representative shares are identical to the Common Stock sold as part of the Public Units, except that Maxim Group LLC has agreed not to transfer, assign or sell any such representative shares until the completion of the Company's initial Business Combination. In addition, Maxim Group LLC has agreed (i) to waive its redemption rights with respect to such shares in connection with the completion of the Company's initial Business Combination and (ii) to waive its rights to liquidating distributions from the trust account with respect to such shares if the Company fails to complete its initial Business Combination within 12 months (or up to 21 months if the Company extends the period of time to consummate a Business Combination) from the effective date of its registration statement. The shares have been deemed compensation by FINRA and are therefore subject to a lock-up for a period of 180 days immediately following the commencement of sales of the offering pursuant to Rule 5110(e)(1) of FINRA's Rules. Pursuant to FINRA Rule 5110(e)(1), these securities may not be sold, transferred, assigned, pledged or hypothecated nor may they be the subject of any hedging, short sale, derivative, put or call transaction that would result in the economic disposition of the securities by any person for a period of 180 days immediately following the commencement of sales of this offering except to any underwriter and selected dealer participating in the offering and their officers or partners, registered persons or affiliates. The Company used a Black-Scholes option-pricing Model that values the Representative Shares granted to Maxim Group LLC

NOTE 1 — ORGANIZATION AND BUSINESS BACKGROUND (cont.)

and/or its designees. The key inputs into the Binomial model were (i) risk-free interest rate of 0.75%, (ii) volatility of 12.96%, (iii) expected life of 1 year, and (iv) 85% probability of business combination. According to the Black-Scholes option-pricing model, the fair value of the 57,500 Representative Shares was approximately $441,025 or $7.67 per share.

The Company also sold to Maxim, for $100, a Unit Purchase Option ("UPO") to purchase 270,250 Units exercisable at $11.00 per Unit, for an aggregate exercise price of $2,972,750, commencing on the later of the first anniversary of the effective date of the registration statement related to the Initial Public Offering and the consummation of a Business Combination. The UPO may be exercised for cash or on a cashless basis, at the holder's option, and expires five years from the effective date of the registration statement related to the Initial Public Offering. The Units issuable upon exercise of the option are identical to those offered in the Initial Public Offering. The Company accounted for the unit purchase option, inclusive of the receipt of the $100 cash payment and the fair value of $208,093, or $7.67 per Unit, as an expense of the Initial Public Offering resulting in a charge directly to stockholders' equity. The fair value of the UPO granted to Maxim was estimated as of the date of grant using the following assumptions: (1) expected volatility of 12.96%, (2) risk-free interest rate of 1.61%, (3) expected life of 5 years and (4) 85% probability of successful combination.

Transaction costs amounted to $4,331,021, consisting of $1,150,000 of underwriting discounts and commissions, $2,012,500 of deferred underwriting discounts and commissions, $519,403 of other offering costs, $441,025 fair value of the 57,500 representative shares and $208,093 fair value of the UPO considered as part of the transaction costs.

Following the closing of the Initial Public Offering and the issuance and the sale of Private Units on March 21, 2022, $58,362,500 ($10.15 per Public Unit) from the net proceeds of the sale of the Public Units in the Initial Public Offering and the sale of Private Units was placed in a trust account (the "Trust Account") maintained by Continental Stock Transfer & Trust Company, LLC as a trustee and invested the proceeds in U.S. government treasury bills, bonds or notes having a maturity of 185 days or less, or in money market funds meeting the applicable conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940 and that invest solely in United States government treasuries, so that we are not deemed to be an investment company under the Investment Company Act. The proceeds held in the trust account will not be released until the earlier of: (1) the completion of the Company's initial Business Combination within the required time period and (2) its redemption of 100% of the outstanding public shares if the Company has not completed a Business Combination in the required time period. Therefore, unless and until the Company's initial Business Combination is consummated, the proceeds held in the trust account will not be available for the Company's use for any expenses related to the Initial Public Offering or expenses which the Company may incur related to the investigation and selection of a target business and the negotiation of an agreement in connection with its initial Business Combination.

The Company will provide its public shareholders with the opportunity to redeem all or a portion of their public shares upon the completion of an initial Business Combination at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account as of two business days prior to the consummation of its initial Business Combination, including interest earned on the funds held in the trust account and not previously released to the Company to pay its taxes, divided by the number of then outstanding public shares, subject to certain limitations. The amount in the Trust Account is initially anticipated to be $10.15 per public share. The per-share amount the Company will distribute to investors who properly redeem their shares will not be reduced by deferred underwriting commissions the Company will pay to the underwriters (as discussed in Note 6). The common stock subject to redemption is being recorded at a redemption value and classified as temporary equity upon the completion of the Initial Public Offering, in accordance with Accounting Standards Codification ("ASC") Topic 480 "Distinguishing Liabilities from Equity."

The Company will proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 upon such consummation of a Business Combination and, if the Company seeks shareholder approval, a majority of the outstanding shares voted are voted in favor of the Business Combination. If a shareholder vote is not required and the Company does not decide to hold a shareholder vote for business or other legal reasons, the Company will, pursuant to its Amended and Restated Certificate of Incorporation, offer such redemption pursuant to

NOTE 1 — ORGANIZATION AND BUSINESS BACKGROUND (cont.)

the tender offer rules of the Securities and Exchange Commission ("SEC"), and file tender offer documents containing substantially the same information as would be included in a proxy statement with the SEC prior to completing a Business Combination.

The Company will provide its stockholders with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The stockholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then on deposit in the Trust Account (initially $10.15 per share), plus any pro rata interest earned on the funds held in the Trust Account.

The Company's initial stockholders (the "initial stockholders") have agreed (a) to vote the founders shares and the common stock ("Insider Shares") underlying the Private Units (the "Private Shares") and any Public Shares purchased during or after the Initial Public Offering in favor of a Business Combination, (b) not to propose, or vote in favor of, an amendment to the Company's amended and restated certificate of incorporation that would stop the public stockholders from converting or selling their shares to the Company in connection with a Business Combination or affect the substance or timing of the Company's obligation to redeem 100% of the Public Shares if the Company does not complete a Business Combination within the Combination Period unless the Company provides dissenting public stockholders with the opportunity to convert their Public Shares into the right to receive cash from the Trust Account in connection with any such vote; (c) not to convert any Insider Shares and Private Units (including underlying securities) (as well as any Public Shares purchased during or after the Initial Public Offering) into the right to receive cash from the Trust Account in connection with a stockholder vote to approve a Business Combination (or sell any shares in a tender offer in connection with a Business Combination) or a vote to amend the provisions of the Amended and Restated Certificate of Incorporation relating to stockholders' rights of pre-Business Combination activity and (d) that the Insider Shares and Private Units (including underlying securities) shall not participate in any liquidating distributions upon winding up if a Business Combination is not consummated. However, the initial stockholders will be entitled to liquidating distributions from the Trust Account with respect to any Public Shares purchased during or after the Initial Public Offering if the Company fails to complete its Business Combination.

The Company will have until 12 months from the closing of the Initial Public Offering. However, if the Company anticipates that it may not be able to consummate a Business Combination within 12 months, the Company may, but is not obligated to, extend the period of time to consummate a Business Combination three times by an additional three months each time (for a total of up to 21 months to complete a Business Combination) (the "Combination Period"). In order to extend the time available for the Company to consummate a Business Combination, the initial stockholders or their affiliates or designees must deposit into the Trust Account $575,000 ($0.10 per share in either case), on or prior to the applicable deadline, for each three month extension (or up to an aggregate of $1,500,000 (or $1,725,000 if the underwriters' over-allotment option is exercised in full), or $0.30 per share if the Company extends for the full nine months).

If the Company is unable to complete a Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but no more than ten business days thereafter, redeem 100% of the outstanding Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned (net of taxes payable, and less up to $50,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish public stockholders' rights as stockholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining stockholders and the Company's board of directors, liquidate and dissolve, subject in each case to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to the Company's public warrants, public rights, or private rights. The warrants and rights will expire worthless if the Company fails to complete its initial Business Combination within the 12-month time period (or up to 21 months

NOTE 1 — ORGANIZATION AND BUSINESS BACKGROUND (cont.)

from the closing of Initial Public Offering if the Company extends the period of time to consummate a Business Combination by the full amount of time). The underwriters have agreed to waive its rights to the deferred underwriting commission held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period and, in such event, such amounts will be included with the funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the assets remaining available for distribution will be less than $10.15.

Goldenstone Holding, LLC, the Company's sponsor ("Sponsor"), has agreed that it will be liable to the Company if and to the extent any claims by a vendor for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the trust account to below (i) $10.15 per public share or (ii) such lesser amount per public share held in the trust account as of the date of the liquidation of the trust account due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the trust account and except as to any claims under the Company's indemnity of the underwriters of this offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers, prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

Termination of the Merger Agreement with Roxe Holding Inc.

On June 21, 2022, the Company entered into a Merger Agreement (the "Agreement") by and among Roxe Holding Inc., a Delaware corporation (the "Target"), the Company, Goldenstone Merger Sub, Inc., a Delaware corporation ("Merger Sub") and wholly-owned subsidiary of the Company incorporated on June 2, 2022, and Amazon Capital Inc., solely in its capacity as representative, agent and attorney-in-fact of the Target Securityholders (the "Securityholder Representative"), pursuant to which Merger Sub will merge with and into the Target (the "Merger") with the Target as the surviving corporation of the merger and becoming a wholly-owned subsidiary of the Company. In connection with the Merger, the Company will change its name to "Roxe Holding Group Inc." The Board of Directors of the Company (the "Board") has unanimously (i) approved and declared advisable the Agreement, the Merger and the other transactions contemplated thereby and (ii) resolved to recommend approval of the Agreement and related matters by the stockholders of the Company. Effective September 30, 2022, the Company and the Target entered into a Joint Agreement to Terminate Merger Agreement (the "Termination Agreement"). The termination was by mutual agreement of the Company and the Target pursuant to Section 10.1(c) of the Agreement and no termination fee or other payment is due to either party from the other as a result of the termination.

Business Combination Deposits

During the fiscal year ended March 31, 2023, the Company entered into a Letter of Intent ("LOI) Agreement with a party for a potential business combination and such party made an earnest money deposit of $125,000 to proceed with the Company for the potential business combination. Such deposit was intended to cover the business combination expenses of the Company for which the other party was responsible. As the other party did not comply with its performance obligations by providing its annual and interim financial statements required to be filed with the Company's Registration Statements on or before the deadline set forth in the LOI, the LOI was terminated. As a result, the Company recognized a non-refundable deposit of $125,000 as other income for the year ended March 31, 2024.

During the fiscal year ended March 31, 2024, the Company entered into a subsequent nonbinding LOI for a potential business combination and such party made a non-refundable earnest money deposit of $200,000 ("Earnest Money") to proceed with the Company for the potential business combination. Such deposit is intended to cover

NOTE 1 — ORGANIZATION AND BUSINESS BACKGROUND (cont.)

the business combination expenses of the Company for which such target is responsible. If the potential business combination fails to occur and the LOI or the LOI or any subsequent definitive agreements are terminated by either party due to reasons not attributable to the target, the Company will be required to return the Earnest Money to the target.

Extension of the Deadline to Complete an Initial Business Combination

Pursuant to the terms of our Amended and Restated Certificate of Incorporation and the Investment Management Trust Agreement between the Company and Continental Stock Transfer & Trust Company, LLC ("Continental"), the Company may elect to extend the time available to consummate our initial business combination, provided that our sponsor or its affiliates or designees must, upon ten days advance notice prior to the applicable deadline, deposit $575,000 into the trust account ($0.10 per share) on or prior to the date of the applicable deadline, for each three month extension (or up to an aggregate of $1,725,000, or $0.30 per share if we extend for the full nine months) ten days advance notice prior to the applicable deadline.

On March 14, 2023, the Company announced that it had extended the period of time by which it may complete an initial business combination by an additional three months (the "Extension"). In accordance with its amended and restated certificate of incorporation, a deposit of $575,000 was made into the trust account established at the time of the Company's initial public offering for the benefit of the public stockholders. Pursuant to the Extension, the new deadline for completion of an initial business combination was extended to June 21, 2023.

On June 20, 2023, the Company announced that it had extended the period of time by which it may complete an initial business combination by an additional three months (the "Second Extension"). In accordance with its amended and restated certificate of incorporation, on June 14, 2023, a deposit of $575,000 was made into to the trust account established at the time of the Company's initial public offering for the benefit of the public stockholders. Pursuant to the Second Extension, the new deadline for completion of an initial business combination is September 21, 2023.

On September 21, 2023, the Company's stockholders approved the amendment to the Company's Amended and Restated Certificate of Incorporation to extend the date by which the Company has to consummate a business combination up to nine (9) times (the "Third Extension"), each such extension for an additional one (1) month period (each an "Extension"), from September 21, 2023 to June 21, 2024 (such date actually extended being referred to as the "Extended Termination Date"). The Company's stockholders also approved an amendment to the Investment Management Trust Agreement, dated March 16, 2022 by and between the Company and Continental Stock Transfer & Trust Company, to provide that the time for the Company to complete its initial business combination (the "Business Combination Period") under the Trust Agreement from September 21, 2023 to June 21, 2024 (the "Trust Amendment") provided that the Company deposits into the trust account established in connection with the Company's initial public offering (the "Trust Account") the sum of $100,000 for each one month extended. In addition, the Company's stockholders approved an amendment (the "NTA Amendment") to Article Sixth, Paragraph D of the Charter to modify the net tangible asset requirement (the "NTA Requirement") to state that the Company will not consummate any business combination unless it (i) has net tangible assets of at least $5,000,001 upon consummation of such business combination, or (ii) is otherwise exempt from the provisions of Rule 419 promulgated under the Securities Act of 1933, as amended (the "Securities Act"). As a result, from September 2023 through May 2024, a total of nine deposits of $100,000 was made into to the trust account established at the time of the Company's initial public offering for the benefit of the public stockholders. Pursuant to the Third Extension, the new deadline for completion of an initial business combination is June 21, 2024, the ninth additional months of the Third Extension.

In connection with the votes to approve the Company's Amended and Restated Certificate of Incorporation, 758,539 shares of Common Stock of the Company were rendered for redemption for an aggregate payment of approximately $8.2 million in October 2023.

NOTE 1 — ORGANIZATION AND BUSINESS BACKGROUND (cont.)

Liquidity and Going Concern

As of March 31, 2024, the Company had $30,823 in cash held outside its Trust Account available for the Company's payment of expenses related to working capital purposes subsequent to the Initial Public Offering and working deficit of $2,870,013.

In connection with the Company's assessment of going concern considerations in accordance with Financial Accounting Standard Board's Accounting Standards Update ("ASU") 2014-15, "Disclosures of Uncertainties about an Entity's Ability to Continue as a Going Concern," management has determined that these conditions raise substantial doubt about the Company's ability to continue as a going concern. The management's plan in addressing this uncertainty is through the Working Capital Loans, as defined below (see Note 6). In addition, if the Company is unable to complete a Business Combination within the Combination Period by June 21, 2024, the Company's board of directors would proceed to commence a voluntary liquidation and thereby a formal dissolution of the Company. There is no assurance that the Company's plans to consummate a Business Combination will be successful within the Combination Period. As a result, management has determined that such condition raise substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Inflation Reduction Act of 2022

On August 16, 2022, the Inflation Reduction Act of 2022 (the "IR Act") was signed into federal law. The IR Act provides for, among other things, a new U.S. federal 1% excise tax on certain repurchases (including redemptions) of stock by publicly traded U.S. domestic corporations and certain U.S. domestic subsidiaries of publicly traded foreign corporations occurring on or after January 1, 2023. The excise tax is imposed on the repurchasing corporation itself, not its shareholders from which shares are repurchased. The amount of the excise tax is generally 1% of the fair market value of the shares repurchased at the time of the repurchase. However, for purposes of calculating the excise tax, repurchasing corporations are permitted to net the fair market value of certain new stock issuances against the fair market value of stock repurchases during the same taxable year. In addition, certain exceptions apply to the excise tax. The U.S. Department of the Treasury (the "Treasury") has been given authority to provide regulations and other guidance to carry out and prevent the abuse or avoidance of the excise tax. Any redemption or other repurchase that occurs after December 31, 2022, in connection with a Business Combination, extension vote or otherwise, may be subject to the excise tax. Whether and to what extent the Company would be subject to the excise tax in connection with a Business Combination, extension vote or otherwise would depend on a number of factors, including (i) the fair market value of the redemptions and repurchases in connection with the Business Combination, extension or otherwise, (ii) the structure of a Business Combination, (iii) the nature and amount of any "PIPE" or other equity issuances in connection with a Business Combination (or otherwise issued not in connection with a Business Combination but issued within the same taxable year of a Business Combination) and (iv) the content of regulations and other guidance from the Treasury. In addition, because the excise tax would be payable by the Company and not by the redeeming holder, the mechanics of any required payment of the excise tax have not been determined. The foregoing could cause a reduction in the cash available on hand to complete a Business Combination and in the Company's ability to complete a Business Combination.

At this time, it has been determined that the IR Act tax provisions have an impact to the Company's year ended March 31, 2024 income tax provision as there were redemptions by the public stockholders in October 2023; as a result, the Company recorded $81,578 excise tax liability as of March 31, 2024. The Company will continue to monitor for updates to the Company's business along with guidance issued with respect to the IR Act to determine whether any adjustments are needed to the Company's tax provision in future periods.

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statement is presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") and pursuant to the rules and regulations of the SEC.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiary. All intercompany transactions and balances are eliminated in consolidation.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

Emerging Growth Company Status

The Company is an "emerging growth company," as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b) (1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company's financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

In preparing this consolidated financial statement in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, Actual results may differ from these estimates.

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

Cash

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of March 31, 2024 and 2023.

Investments held in Trust Account

As of March 31, 2024 and 2023, $55,495,253 and $60,156,291, respectively, of the assets held in the Trust Account were held in money market funds, which are invested in U.S. Treasury securities.

The Company classifies its U.S. Treasury and equivalent securities as trading securities in accordance with ASC Topic 320 "Investments — Debt and Equity Securities." Trading securities are presented on the balance sheets at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of these securities is included in gain on Investments Held in Trust Account in the accompanying statement of operations. The estimated fair values of investments held in the Trust Account are determined using available market information.

Warrants

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant's specific terms and applicable authoritative guidance in Financial Accounting Standards Board ("FASB") ASC 480 "Distinguishing Liabilities from Equity" ("ASC 480") and ASC 815, Derivatives and Hedging ("ASC 815"). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, whether they meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company's own common stock and whether the warrant holders could potentially require "net cash settlement" in a circumstance outside of the Company's control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of equity at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded as liabilities at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the statements of operations.

Common Stock Subject to Possible Redemption

The Company accounts for its common stock subject to possible redemption in accordance with the guidance in Accounting Standards Codification ("ASC") Topic 480 "Distinguishing Liabilities from Equity." Common stock subject to mandatory redemption is classified as a liability instrument and is measured at fair value. Conditionally redeemable common stock (including common stock that feature redemption rights that is either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company's control) is classified as temporary equity. At all other times, common stock is classified as stockholders' equity. The Company's common stock features certain redemption rights that are considered to be outside of the Company's control and subject to occurrence of uncertain future events. Accordingly, common stock subject to possible redemption is presented at redemption value as temporary equity, outside of the stockholders' equity section of the Company's balance sheet.

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Company has made a policy election in accordance with ASC 480-10-S99-3A and recognizes changes in redemption value in additional paid-in capital (or accumulated deficit in the absence of additional paid-in capital) over an expected 12-month period leading up to a Business Combination.

As discussed in Note 1, in connection with the votes to approve the Company's Amended and Restated Certificate of Incorporation, 758,539 shares of Common Stock of the Company were rendered for redemption resulting in $8,157,801 paid from the Trust Account to redeeming stockholders. As a result of the redemption, as of March 31, 2024 and 2023, the Company has 4,991,461 and 5,750,000 shares, respectively, of common stock subject to possible redemption at the redemption amount were presented at redemption value as temporary equity, outside of the stockholders' (deficit) equity section of the Company's balance sheet that are subject to redemption. See Note 4 for further details.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which, at times, may exceed the Federal Depository Insurance Coverage of $250,000. The Company has not experienced losses on these accounts.

Fair Value of Financial Instruments

ASC Topic 820 "Fair Value Measurements and Disclosures" defines fair value, the methods used to measure fair value and the expanded disclosures about fair value measurements. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between the buyer and the seller at the measurement date. In determining fair value, the valuation techniques consistent with the market approach, income approach and cost approach shall be used to measure fair value. ASC Topic 820 establishes a fair value hierarchy for inputs, which represent the assumptions used by the buyer and seller in pricing the asset or liability. These inputs are further defined as observable and unobservable inputs. Observable inputs are those that buyer and seller would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs that the buyer and seller would use in pricing the asset or liability developed based on the best information available in the circumstances.

The fair value hierarchy is categorized into three levels based on the inputs as follows:

- Level 1 — Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not being applied. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

- Level 2 — Valuations based on (i) quoted prices in active markets for similar assets and liabilities, (ii) quoted prices in markets that are not active for identical or similar assets, (iii) inputs other than quoted prices for the assets or liabilities, or (iv) inputs that are derived principally from or corroborated by market through correlation or other means.

- Level 3 — Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The fair value of the Company's assets and liabilities, which qualify as financial instruments under ASC Topic 820, "Fair Value Measurements and Disclosures," approximates the carrying amounts represented in the accompanying balance sheet, primarily due to their short-term nature.

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

Income Taxes

The Company accounts for income taxes under ASC 740 Income Taxes ("ASC 740"). ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statement and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. ASC 740 additionally requires a valuation allowance to be established when it is more likely than not that all or a portion of deferred tax assets will not be realized.

ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim period, disclosure and transition.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of March 31, 2024 and 2023. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

The Company has identified the United States as its only "major" tax jurisdiction.

The Company may be subject to potential examination by federal and state taxing authorities in the areas of income taxes. These potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with federal and state tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months. Federal tax returns filed in fiscal years ended March 31, 2022 through 2024 are remain subject to examination by any applicable tax authorities.

Net Income (Loss) per Share

The Company complies with accounting and disclosure requirements of FASB ASC 260, Earnings Per Share. In order to determine the net income (loss) attributable to both the redeemable shares and non-redeemable shares, the Company first considered the undistributed income (loss) allocable to both the redeemable Common Stock and non-redeemable Common Stock and the undistributed income (loss) is calculated using the total net loss less any dividends paid. The Company then allocated the undistributed income (loss) ratably based on the weighted average number of shares outstanding between the redeemable and non-redeemable Common Stock. Any remeasurement of the accretion to redemption value of the Common Stock subject to possible redemption was considered to be dividends paid to the public stockholders. For the years ended March 31, 2024 and 2023, the Company has not considered the effect of a) the Public and Private Warrants sold in the Initial Public Offering to purchase an aggregate of 6,101,250 shares, b) the Public and Private Rights that will automatically convert into an aggregate of 610,125 shares upon consummation of its initial Business Combination, and c) the Unit Purchase Option ("UPO") to purchase up to 270,250 Units, which include option to purchase 270,250 shares, option to purchase an aggregate of 270,250 shares from the exercise of warrants, and 27,025 shares automatically converted from the 270,250 rights upon consummation of its initial Business Combination, in the calculation of diluted net income (loss) per share, since the exercise of the Public and Private Warrants, the effect of the Public and Private Rights, and the exercise of the UPO are contingent upon the occurrence of future events and the inclusion of these financial securities would be anti-dilutive and the Company did not have any other dilutive securities and other contracts that could, potentially, be exercised or converted into Common Stock and then share in the earnings of the Company. As a result, diluted income (loss) per share is the same as basic (income) loss per share for the period presented.

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

The net income (loss) per share presented in the statement of operations is based on the following:

	For the Year Ended March 31, 2024	For the Year Ended March 31, 2023
Net income	$ 1,596,567	$ 145,511
Accretion of redeemable common stock to redemption value	(4,039,650)	(11,275,688)
Net loss including accretion of redeemable common stock to redemption value	$ (2,443,083)	$ (11,130,177)

	For the Year Ended March 31, 2024		For the Year Ended March 31, 2023	
	Redeemable Common Stock	Non-Redeemable Common Stock	Redeemable Common Stock	Non-Redeemable Common Stock
Basic and diluted net loss per share:				
Numerators:				
Allocation of net loss	$ (1,818,810)	$ (624,273)	$ (8,425,015)	$ (2,705,162)
Accretion of initial and subsequent measurement of common stock subject to redemption value	4,039,650	—	11,275,688	—
Allocation of net income (loss)	$ 2,220,840	$ (624,273)	$ 2,850,673	$ (2,705,162)
Denominators:				
Weighted-average shares outstanding	5,379,021	1,846,250	5,750,000	1,846,250
Basic and diluted net income (loss) per share	$ 0.41	$ (0.34)	$ 0.50	$ (1.47)

Related parties

Parties, which can be a corporation or individual, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Companies are also considered to be related if they are subject to common control or common significant influence.

Recent Accounting Pronouncements

In December 2023, the FASB issued Accounting Standards Update No. 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures" ("ASU 2023-09"), which modifies the rules on income tax disclosures to require entities to disclose (1) specific categories in the rate reconciliation, (2) the income or loss from continuing operations before income tax expense or benefit (separated between domestic and foreign) and (3) income tax expense or benefit from continuing operations (separated by federal, state and foreign). ASU 2023-09 also requires entities to disclose their income tax payments to international, federal, state and local jurisdictions, among other changes. The guidance is effective for annual periods beginning after December 15, 2024. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. ASU 2023-09 should be applied on a prospective basis, but retrospective application is permitted. The Company is currently evaluating the potential impact of adopting this new guidance on the Company's consolidated financial statements and related disclosures.

Management does not believe that any other recently issued, but not effective, accounting standards, if currently adopted, would have a material effect on the Company's consolidated financial statements.

NOTE 3 — CASH AND INVESTMENTS HELD IN TRUST ACCOUNT

As of March 31, 2024 and 2023, assets held in the Trust Account were comprised of $55,495,253 and $60,156,291, respectively, in cash and money market funds which are invested in U.S. Treasury Securities.

The following table presents information about the Company's assets that are measured at fair value on a recurring basis at March 31, 2024 and 2023 and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

Description	Level	March 31, 2024	March 31, 2023
Assets:			
Trust Account – Cash	1	$ —	$ 575,000
Trust Account – U.S. Treasury Securities Money Market Fund	1	55,495,253	59,581,291
Total		$ 55,495,253	$ 60,156,291

NOTE 4 — INITIAL PUBLIC OFFERING

On March 21, 2022, the Company closed its Initial Public Offering of 5,750,000 units, which includes the full exercise of the underwriters' over-allotment option. The units were sold at a price of $10.00 per unit, resulting in total gross proceeds of $57,500,000. Each unit consists of one share of common stock, one redeemable warrant and one right to receive one-tenth (1/10) of one share of common stock. Each redeemable warrant entitles the holder thereof to purchase one-half (1/2) of one share of common stock, and each ten (10) rights entitle the holder thereof to receive one share of common stock at the closing of a Business Combination. The exercise price of the warrants is $11.50 per full share. The warrants will become exercisable on the later of 30 days after the completion of the Company's initial Business Combination or 12 months from the closing of the Initial Public Offering, and will expire five years after the completion of the Company's initial Business Combination or earlier upon redemption or liquidation.

All of the 5,750,000 public shares sold as part of the Public Units in the Initial Public Offering contain a redemption feature which allows for the redemption of such public shares if there is a stockholder vote or tender offer in connection with the Business Combination and in connection with certain amendments to the Company's amended and restated certificate of incorporation, or in connection with the Company's liquidation. In accordance with the Securities and Exchange Commission (the "SEC") and its staff's guidance on redeemable equity instruments, which has been codified in ASC 480-10-S99, redemption provisions not solely within the control of the Company require Common Stock subject to redemption to be classified outside of permanent equity.

The Company's redeemable Common Stock is subject to SEC and its staff's guidance on redeemable equity instruments, which has been codified in ASC 480-10-S99. If it is probable that the equity instrument will become redeemable, the Company has the option to either accrete changes in the redemption value over the period from the date of issuance (or from the date that it becomes probable that the instrument will become redeemable, if later) to the earliest redemption date of the instrument or to recognize changes in the redemption value immediately as they occur and adjust the carrying amount of the instrument to equal the redemption value at the end of each reporting period. The Company has elected to recognize the changes over the period from the date of issuance to the earliest redemption date of the instrument of twelve months. The accretion or remeasurement is treated as a deemed dividend (i.e., a reduction to retained earnings, or in absence of retained earnings, additional paid-in capital).

As of March 31, 2024 and 2023, the common stock reflected on the balance sheet is reconciled in the following table:

Common stock subject to possible redemption, March 31, 2022	$ 48,269,081
Plus:	
Accretion of carrying value to redemption value	11,275,688
Common stock subject to possible redemption, March 31, 2023	59,544,769
Redemption of common stock	(8,157,801)
Plus:	
Accretion of carrying value to redemption value	4,039,650
Common stock subject to possible redemption, March 31, 2024	$ 55,426,618

NOTE 5 — PRIVATE PLACEMENT

Simultaneously with the closing of the Initial Public Offering, the Company completed the private sale of 351,250 units (the "Private Units") to the Sponsor, Ray Chen, our former Chief Financial Officer, and Yongsheng Liu, our former Chief Operating Officer, each through their respective affiliated entities. Each Private Unit consists of one share of common stock, one warrant ("Private Warrant") and one right (each, a "Private Right"). Each Private Warrant entitles the holder to purchase one-half of one share of common stock at an exercise price of $11.50 per whole share. Each Private Right entitles the holder to receive one-tenth of one share of common stock at the closing of a Business Combination. The Private Units were sold at a purchase price of $10.00 per Private Unit, generating gross proceeds to the Company of $3,512,500. The Private Units are identical to the Public Units sold in the Initial Public Offering, except that the holders of the Private Units have agreed not to transfer, assign or sell any of the Private Units and the underlying securities (except to certain permitted transferees) until the completion of the Company's initial Business Combination.

NOTE 6 — RELATED PARTY TRANSACTIONS

Insider Shares

On March 23, 2021, the Company issued 1,437,500 shares of the Company's common stock (the "Insider Shares"), for an aggregate purchase price of $25,874, or approximately $0.018 per share.

As of March 31, 2024 and 2023, there were 1,437,500 Insider Shares issued and outstanding.

The initial stockholders have agreed not to transfer, assign or sell any of the Insider Shares (except to certain permitted transferees) until the earlier of 180 days after the completion of our initial business combination or the date on which we complete a liquidation, merger, stock exchange or other similar transactions after our initial business combination that results in all of our public stockholders having the right to exchange their shares of common stock for cash, securities or other property.

Working Capital and Extension Loans

In addition, in order to finance transaction costs in connection with searching for a target business or consummating an intended initial business combination, the initial stockholders, officers, directors or their affiliates may, but are not obligated to, loan us funds as may be required. In the event that the initial business combination does not close, the Company may use a portion of the working capital held outside the trust account to repay such loaned amounts, but no proceeds from the Trust Account would be used for such repayment. Such loans would be evidenced by promissory notes. The notes would either be paid upon consummation of its initial business combination, without interest, or, at the lender's discretion, up to $600,000 of the notes may be converted upon consummation of the Company's business combination into private units at a price of $10.00 per unit.

The Company will have until 12 months from the closing of the Initial Public Offering to consummate an initial Business Combination. However, if the Company anticipates that it may not be able to consummate its initial Business Combination within 12 months, the Company may extend the period of time to consummate a Business Combination up to three times, each by an additional three months (for a total of up to 21 months to complete a Business Combination). Pursuant to the terms of the Company's amended and restated certificate of incorporation and the trust agreement to be entered into between the Company and the trustee, in order to extend the time available for the Company to consummate its initial Business Combination, its sponsor or its affiliates or designees, upon ten days advance notice prior to the applicable deadline, must deposit into the trust account $575,000 ($0.10 per share) on or prior to the date of the applicable deadline, for each three month extension (or up to an aggregate of $1,725,000, or $0.30 per share if the Company extends for the full nine months). On September 21, 2023, the Company's stockholders approved the amendment to the Company's Amended and Restated Certificate of Incorporation to extend the date by which the Company has to consummate a business combination up to nine (9) times, each such extension for an additional one month period, from September 21, 2023 to June 21, 2024, and must deposit into the trust account in the sum of $100,000 for each one month extended. Any such payments would be made in the form of a loan. Any such loans will be non-interest bearing and payable upon the consummation of its initial Business Combination. If the

NOTE 6 — RELATED PARTY TRANSACTIONS (cont.)

Company completes its initial Business Combination, the Company would either repay such loaned amounts out of the proceeds of the trust account released to the Company, or up to $1,725,000 of such loans may be convertible into private units at a price of $10.00 per unit at the option of the lender.

As of March 31, 2024 and 2023, the Company had $1,791,000 and $320,000, respectively, of borrowings under the working capital and extension loans.

Administrative Services Agreement and Service Fees

The Company is obligated, commencing from the closing of the Initial Public Offering and for 12 months, to pay the sponsor's affiliate and officers of the Company, a monthly fee of $25,000 for general and administrative services including office space, utilities, secretarial support and officers' services to the Company. The Administrative Services Agreement and the service fees to be paid to the officers will terminate upon completion of the Company's Business Combination or the liquidation of the trust account to public stockholders. For the years ended March 31, 2024 and 2023, the Company has recognized $0 and $300,000, respectively, of administrative service fee, which is included in formation and operating costs on the statement of operations.

Representative Shares

The Company issued 57,500 shares of Common Stock (the "Representative Shares") to Maxim as part of representative compensation. The Representative Shares are identical to the Common Stock sold as part of the Public Units, except that Maxim Group LLC has agreed not to transfer, assign or sell any such representative shares until the completion of the Company's initial Business Combination. In addition, Maxim Group LLC has agreed (i) to waive its redemption rights with respect to such shares in connection with the completion of the Company's initial Business Combination and (ii) to waive its rights to liquidating distributions from the trust account with respect to such shares if the Company fails to complete its initial Business Combination within 12 months (or up to 21 months if the Company extends the period of time to consummate a Business Combination) from the effective date of its registration statement. The shares have been deemed compensation by FINRA and are therefore subject to a lock-up for a period of 180 days immediately following the commencement of sales of the offering pursuant to Rule 5110(e)(1) of FINRA's Rules.

NOTE 7 — COMMITMENTS & CONTINGENCIES

Risks and Uncertainties

As a result of the military action commenced in February 2022 by the Russian Federation and Belarus in the country of Ukraine and related economic sanctions, the Company's ability to consummate a Business Combination, or the operations of a target business with which the Company ultimately consummates a Business Combination, may be materially and adversely affected. In addition, the Company's ability to consummate a transaction may be dependent on the ability to raise equity and debt financing which may be impacted by these events, including as a result of increased market volatility, or decreased market liquidity in third-party financing being unavailable on terms acceptable to the Company or at all. The impact of this action and related sanctions on the world economy and the specific impact on the Company's financial position, results of operations and/or ability to consummate a Business Combination are not yet determinable. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Registration Rights

The holders of the Insider Shares issued and outstanding on the date of this prospectus, as well as the holders of the Private Units (and all underlying securities) and any securities our initial stockholders, officers, directors or their affiliates may be issued in payment of working capital loans made to the Company, will be entitled to registration rights pursuant to an agreement to be signed prior to or on the effective date of this Initial Public Offering. The holders of the majority of the Insider Shares can elect to exercise these registration rights at any time commencing three months prior to the date on which these shares of common stock are to be released from escrow. The holders of

NOTE 7 — COMMITMENTS & CONTINGENCIES (cont.)

a majority of the Private Units (and underlying securities) and securities issued in payment of Working Capital Loans (or underlying securities) or loans to extend our life can elect to exercise these registration rights at any time after the Company consummates a Business Combination. In addition, the holders have certain "piggy-back" registration rights with respect to registration statements filed subsequent to the consummation of a Business Combination. The Company bear the expenses incurred in connection with the filing of any such registration statements.

Underwriters Agreement

The underwriters will be entitled to a deferred fee of 3.5% of the gross proceeds of the Initial Public Offering, or $2,012,500 until the closing of the Business Combination. The deferred fee can be paid in cash, stock or a combination of both (at the underwriter's discretion). Any stock issued as a part of the deferred fee will be issued to the underwriters at the value per share in the Company's Trust Account, subject to any additional increases in the amount in trust per the Company's trust extensions. Stock to be issued to the underwriters will have unlimited piggyback registration rights and the same rights afforded other holders of the Company's common stock.

The underwriters have agreed to waive its rights to the deferred underwriting commission of 3.5% of the gross proceeds of the Initial Public Offering, or $2,012,500, held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period.

Unit Purchase Option

The Company also sold to Maxim, $100, a Unit Purchase Option ("UPO") to purchase 270,250 Units exercisable at $11.00 per Unit, an aggregate exercise price of $2,972,750, commencing on the later of the first anniversary the effective date of the registration statement related to the Initial Public Offering and the consummation of a Business Combination. The unit purchase option may be exercised for cash or on a cashless basis, at the holder's option, and expires five years from the effective date of the registration statement related to the Initial Public Offering. The Units issuable upon exercise of the option are identical to those offered in the Initial Public Offering. The Company accounted for the unit purchase option, inclusive of the receipt of $100 cash payment and the fair value of $208,093, or $7.67 per Unit, as an expense of the Initial Public Offering resulting in a charge directly to stockholders' equity. The fair value of the UPO granted to Maxim was estimated as of the date of grant using the following assumptions: (1) expected volatility of 12.96%, (2) risk-free interest rate of 1.61%, (3) expected life of five years and (4) 85% probability of successful combination.

The Company sold Maxim for $100, an UPO to purchase up to 270,250 Units exercisable at $11.00 per Unit (or an aggregate exercise price of $2,972,750) commencing on the later of the first anniversary of the effective date of the registration statement related to the Initial Public Offering and the consummation of a Business Combination. The UPO may be exercised for cash or on a cashless basis, at the holder's option, and expires five years from the effective date of the registration statement related to the Initial Public Offering. The Units issuable upon exercise of the option are identical to those offered in the Initial Public Offering. The Company accounted for the unit purchase option, inclusive of the receipt of $100 cash payment and the fair value of $208,093, or $7.67 per Unit, as an expense of the Initial Public Offering resulting in a charge directly to stockholders' equity. The fair value of the UPO granted to Maxim was estimated as of the date of grant using the following assumptions: (1) expected volatility of 12.96%, (2) risk-free interest rate of 1.61%, (3) expected life of five years and (4) 85% probability of successful combination. The option and such units purchased pursuant to the option, as well as the common stock underlying such units, the rights included in such units, the shares of common stock that are issuable for the rights included in such units, the warrants included in such units, and the shares underlying such warrants, have been deemed compensation by FINRA and are therefore subject to a 180-day lock-up pursuant to FINRA Rule 5110(e)(1). Additionally, the option may not be sold, transferred, assigned, pledged or hypothecated for a one-year period (including the foregoing 180-day period) following the date of Initial Public Offering except to any underwriter and selected dealer participating in the Initial Public Offering and their bona fide officers or partners. The option grants to holders demand and "piggy back" rights for periods of five and seven years, respectively, from the effective date of the registration statement with respect to the registration under the Securities Act of the securities directly and indirectly issuable upon exercise of the option. The Company will

NOTE 7 — COMMITMENTS & CONTINGENCIES (cont.)

bear all fees and expenses attendant to registering the securities, other than underwriting commissions which will be paid for by the holders themselves. The exercise price and number of units issuable upon exercise of the option may be adjusted in certain circumstances including in the event of a stock dividend, or the Company's recapitalization, reorganization, merger or consolidation. However, the option will not be adjusted for issuances of common stock at a price below its exercise price.

NOTE 8 — STOCKHOLDERS' (DEFICIT) EQUITY

Common Stock

The Company is authorized to issue up to 15,000,000 shares of common stock, par value $0.0001 per share. As of March 31, 2024 and 2023, there were 1,846,250 shares of common stock issued and outstanding, respectively.

Rights

As of March 31, 2024 and 2023, there were 5,750,000 Public Rights and 351,250 Private Rights outstanding. Except in cases where the Company is not the surviving company in a Business Combination, each holder of a right will automatically receive one-tenth (1/10) of one share of common stock upon consummation of its initial Business Combination. In the event the Company will not be the surviving company upon completion of its initial Business Combination, each holder of a right will be required to affirmatively convert his, her or its rights in order to receive the one-tenth (1/10) of a share underlying each right upon consummation of the Business Combination. The Company will not issue fractional shares in connection with an exchange of rights. Fractional shares will either be rounded down to the nearest whole share or otherwise addressed in accordance with the applicable provisions of the Delaware law. As a result, the holder must hold rights in multiples of 10 in order to receive shares for all of their rights upon closing of a Business Combination. If the Company is unable to complete an initial Business Combination within the required time period and the Company redeems the public shares for the funds held in the Trust Account, holders of rights will not receive any of such funds for their rights and the rights will expire worthless. The Company accounted for the 5,750,000 rights issued with the IPO as equity instruments in accordance with ASC 480, "Distinguishing Liabilities from Equity" and ASC 815-40, "Derivatives and Hedging: Contracts in Entity's Own Equity". The Company accounted for the rights as an expense of the IPO resulting in a charge directly to stockholders' equity. The Company estimates that the fair value of the rights is approximately $4.4 million, or $0.76 per Unit, using the Black-Scholes Option Pricing Model. The fair value of the rights is estimated as of the date of grant using the following assumptions: (1) expected volatility of 12.96%, (2) risk-free interest rate of 0.75%, (3) expected life of 1 year, (4) exercise price of $0.00 and (5) stock price of $9.03.

Warrants

As of March 31, 2024 and 2023, there were 5,750,000 Public Warrants and 351,250 Private Warrants outstanding. Each redeemable warrant entitles the holder thereof to purchase one-half (1/2) of one share of common stock at a price of $11.50 per full share, subject to adjustment as described in this prospectus. The warrants will become exercisable on the later of the completion of an initial Business Combination and 12 months from the closing of the Initial Public Offering. However, no public warrants will be exercisable for cash unless the Company has an effective and current registration statement covering the issuance of the common stock issuable upon exercise of the warrants and a current prospectus relating to such common stock. Notwithstanding the foregoing, if a registration statement covering the issuance of the common stock issuable upon exercise of the public warrants is not effective within 90 days from the closing of the Company's initial Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when we shall have failed to maintain an effective registration statement, exercise warrants on a cashless basis pursuant to an available exemption from registration under the Securities Act. If an exemption from registration is not available, holders will not be able to exercise their warrants on a cashless basis. The warrants will expire five years from the closing of the Company's initial Business Combination at 5:00 p.m., New York City time or earlier redemption.

NOTE 8 — STOCKHOLDERS' (DEFICIT) EQUITY (cont.)

In addition, if (x) the Company issues additional shares of common stock or equity-linked securities for capital raising purposes in connection with the closing of the Company's initial Business Combination at an issue price or effective issue price of less than $9.20 per share (with such issue price or effective issue price to be determined in good faith by our board of directors), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the Company's initial Business Combination, and (z) the volume weighted average trading price of the Company's common stock during the 20 trading day period starting on the trading day prior to the day on which the Company consummates its initial Business Combination (such price, the "Market Price") is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the Market Price, and the $16.50 per share redemption trigger price described below will be adjusted (to the nearest cent) to be equal to 165% of the Market Value.

The Company may redeem the outstanding warrants:

- in whole and not in part;

- at a price of $0.01 per warrant;

- upon a minimum of 30 days' prior written notice of redemption, which the Company refers to as the 30-day redemption period; and

- if, and only if, the last reported sale price of the Company's common stock equals or exceeds $16.50 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders.

If the Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a "cashless basis," as described in the warrant agreement. In such event, each holder would pay the exercise price by surrendering the whole warrants for that number of shares of common stock equal to the quotient obtained by dividing (x) the product of the number of shares of common stock underlying the warrants, multiplied by the difference between the exercise price of the warrants and the "fair market value" (defined below) by (y) the fair market value. The "fair market value" shall mean the average reported last sale price of the common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants.

Except as described above, no warrants will be exercisable and the Company will not be obligated to issue common stock unless at the time a holder seeks to exercise such warrant, a prospectus relating to the common stock issuable upon exercise of the warrants is current and the common stock have been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the warrants. Under the terms of the warrant agreement, the Company has agreed to use its best efforts to meet these conditions and to maintain a current prospectus relating to the common stock issuable upon exercise of the warrants until the expiration of the warrants. However, the Company cannot assure that it will be able to do so and, if the Company does not maintain a current prospectus relating to the common stock issuable upon exercise of the warrants, holders will be unable to exercise their warrants and the Company will not be required to settle any such warrant exercise. If the prospectus relating to the common stock issuable upon the exercise of the warrants is not current or if the common stock is not qualified or exempt from qualification in the jurisdictions in which the holders of the warrants reside, the Company will not be required to net cash settle or cash settle the warrant exercise, the warrants may have no value, the market for the warrants may be limited and the warrants may expire worthless.

The private warrants have terms and provisions that are identical to those of the warrants being sold as part of the units in the Initial Public Offering except that the private warrants will be entitled to registration rights. The private warrants (including the common stock issuable upon exercise of the private warrants) will not be transferable, assignable or salable until 30 days after the completion of our initial business combination except to permitted transferees.

NOTE 8 — STOCKHOLDERS' (DEFICIT) EQUITY (cont.)

The Company accounted for the 5,750,000 warrants issued with the IPO as equity instruments in accordance with ASC 480, "Distinguishing Liabilities from Equity" and ASC 815-40, "Derivatives and Hedging: Contracts in Entity's Own Equity". The Company accounted for the warrant as an expense of the IPO resulting in a charge directly to stockholders' equity. The Company estimates that the fair value of the warrants is approximately $1.2 million, or $0.21 per Warrant, using the Black-Scholes Option Pricing Model. The fair value of the warrants is estimated as of the date of grant using the following assumptions: (1) expected volatility of 12.96%, (2) risk-free interest rate of 1.16%, (3) expected life of 5 years, (4) exercise price of $11.50 and (5) stock price of $9.03.

NOTE 9 — INCOME TAXES

The Company's taxable income primarily consists of dividend earned on investments held in the Trust Account.

The income tax provision (benefit) consists of the following:

	For the Year Ended March 31, 2024	For the Year Ended March 31, 2023
Current		
Federal	$ 613,217	$ 253,426
State	—	—
Deferred		
Federal	2,975	48,070
State	—	—
Income tax provision	$ 616,192	$ 301,496

A reconciliation of the statutory federal income tax rate to the Company's effective tax rate is as follows:

	For the Year Ended March 31, 2024	For the Year Ended March 31, 2023
U.S. statutory rate	21.0%	21.0%
Change in valuation allowance	6.8%	46.4%
Effective tax rate	27.8% $	67.4%

The Company's net deferred tax assets were as follows as of:

	March 31, 2024	March 31, 2023
Deferred tax assets:		
Start-up/organization costs	$ 371,785	$ 221,180
Deferred tax liability:		
Accrued dividend income	(51,045)	(48,070)
Total deferred tax assets	320,740	173,110
Valuation allowance	(371,785)	(221,180)
Deferred tax liability, net	$ (51,045)	$ (48,070)

As of March 31, 2024 and 2023, the Company had $1,770,404 and $1,053,237 of U.S. federal and state gross deferred tax assets on start-up/organization costs carryovers available to offset future taxable income over the period of 180 months upon the consummation of the Business Combination. In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing net future deductible amounts become deductible.

NOTE 9 — INCOME TAXES (cont.)

Management considers the scheduled reversal of deferred tax assets, projected future taxable income and tax planning strategies in making this assessment. After consideration of all of the information available, management believes that significant uncertainty exists with respect to future realization of the deferred tax assets and has therefore established a full valuation allowance of $371,785 and $221,180 as of March 31, 2024 and 2023, respectively. The valuation allowance increased by $150,605 from March 31, 2023 to March 31, 2024.

NOTE 10 — SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date through June 3, 2024 when these consolidated financial statements were issued. Based on this review, except as disclosed below, the Company did not identify any other subsequent events that would require adjustment or disclosure in the consolidated financial statements.

On April 21, 2024, the Company issued an unsecured promissory note in the principal amount of $100,000 to the Sponsor. The proceeds of the promissory note were deposited into the Company's Trust Account for the public shareholders, which enables the Company to extend the period of time it has to consummate its initial Business Combination from April 21, 2024 to May 21, 2024.

On May 21, 2024, the Company issued an unsecured promissory note in the principal amount of $100,000 to the Sponsor. The proceeds of the promissory note were deposited into the Company's Trust Account for the public shareholders, which enables the Company to extend the period of time it has to consummate its initial Business Combination from May 21, 2024 to June 21, 2024.

[THIS PAGE INTENTIONALLY LEFT BLANK.]